07026434

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Petrowest Energy Services Trust

*CURRENT ADDRESS Suite 204, 10605 Westside Drive
Grande Prairie, Alberta
T8V 8E6
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 18 2007
THOMSON FINANCIAL

FILE NO. 82- 35111 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 9/17/07

082-35711

12-31-06
AR/S

PETROWEST ENERGY SERVICES TRUST

Annual Information Form

For The Year Ended December 31, 2006

March 30, 2007

TABLE OF CONTENTS

GLOSSARY OF TERMS

Whenever used in this Annual Information Form, unless the context otherwise requires, the following words and terms will have the indicated meanings:

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended;

"**Acquired Companies**" means, collectively, Gordon Bros. Construction, Roy Larson Construction, Wales Contractors, D&D Well Services, Murtron Hauling, R Bee Crushing, S.O.S. Oilfield Safety, Neuwest Equipment and Northern Tractor;

"**Acquisitionco**" means Petrowest Services Ltd., a corporation incorporated under the ABCA on January 26, 2006, which is a wholly-owned subsidiary of Petrowest Business Trust;

"**Acquisitions**" means the acquisition on September 7, 2006 by Acquisitionco of each of the Acquired Companies pursuant to the Purchase and Sale Agreement;

"**Administration Agreement**" means the administration agreement entered into between the Trust, the General Partner and Petrowest Business Trust as described under "Material Contracts - Administration Agreement";

"**AIF**" means this Annual Information Form;

"**Amalgamation**" means the amalgamation of Acquisitionco with its corporate subsidiaries, the Acquired Companies, which occurred effective September 7, 2006;

"**Audit Committee**" means the audit committee of the General Partner;

"**Board of Directors**" means the board of directors of the General Partner as from time to time constituted;

"**Business Deed of Trust**" means the deed of trust dated August 29, 2006 pursuant to which Petrowest Business Trust was established, as the same may be amended, supplemented or restated from time to time;

"**Business Notes**" means notes issued pursuant to the Note Indenture;

"**Business Trustee**" means Petrowest Energy Services Trustee Ltd., a corporation incorporated under the ABCA which is the trustee of Petrowest Business Trust;

"**Business Units**" means trust units of Petrowest Business Trust;

"**Civil Partnership**" means Petrowest Civil Services LP, a limited partnership established under the laws of Alberta;

"**Civil Services Division**" means the division of Petrowest comprising the general rock and gravel crushing and oilfield safety services and rentals business, such division operated under the Civil Partnership;

"**Class A GP Unit**" means an undivided 0.001% interest in a Partnership entitling the holder of record thereof to the rights provided in the Partnership Agreement for that Partnership;

"**Class B Common LP Unit**" means an undivided interest in a Partnership entitling the holder of record thereof to the rights provided in the Partnership Agreement for that Partnership;

"**Class C Preferred LP Unit**" means an interest in a Partnership entitling the holder of record thereof to a fixed preferential interest in such Partnership's income as provided in the Partnership Agreement for that Partnership;

"**Construction Partnership**" means Petrowest Construction LP, a limited partnership established under the laws of Alberta;

"**D&D Well Services**" means collectively, 404434 Alberta Corporation, operating as D&D Well Services, 756171 Alberta Corporation and 756169 Alberta Corporation, each a corporation incorporated under the ABCA;

"**Deed of Trust**" means the deed of trust dated July 6, 2006 pursuant to which the Trust was established, as the same may be amended, supplemented or restated from time to time;

"**Director**" means a director of the General Partner;

"**Distribution Period**" means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof;

"**Distribution Record Date**" means until otherwise determined by the Trustee upon the recommendation of the General Partner, the last business day of each calendar month of the year, except in the case of the month of December where December 31 of each year shall be a Distribution Record Date, or any additional days as may be determined from time to time by the Trustee;

"**Escrow Agreement**" means the escrow agreement dated September 7, 2006 among Acquisitionco, the Trust, certain Securityholders of the Acquired Companies and Bennett Jones LLP, as escrow agent, described under "Material Contracts – Escrow Agreement";

"**GAAP**" means generally accepted accounting principles in Canada;

"**General Partner**" means Petrowest Energy Services General Partner Ltd., a corporation incorporated under the ABCA on July 6, 2006, which is a wholly-owned subsidiary of Petrowest Business Trust;

"**Gordon Bros. Construction**" means collectively, Gordon Bros. Construction Ltd. and 332691 Alberta Ltd., each a corporation incorporated under the ABCA;

"**Heavy Equipment Rentals Division**" means the division of Petrowest comprising the oilfield and construction heavy equipment rentals business, such division operated under the Rentals Partnership;

"**Initial Public Offering**" means the initial public offering of 14,000,000 Trust Units that closed on September 7, 2006;

"**major equipment**" means equipment valued at $50,000 or more;

"**Murtron Hauling**" means collectively, Murtron Hauling Ltd. and 815431 Alberta Ltd., each a corporation incorporated under the ABCA;

"**Neuwest Equipment**" means Neuwest Equipment Rentals Inc., a corporation incorporated under the laws of Nova Scotia;

"**Non-Resident**" means a non-resident of Canada for the purposes of the Tax Act;

"**Northern Tractor**" means collectively, Fitzpatrick Co. Ltd. and Northern Tractor Sales and Rentals Co. Ltd., each a corporation incorporated under the ABCA;

"**Note Indenture**" means the Note Indenture between Petrowest Business Trust and Valiant Trust Company dated August 29, 2006;

"**Partnership Agreements**" means the limited partnership agreements between the General Partner, as general partner, and Petrowest Business Trust, as initial limited partner, pursuant to which the Partnerships were formed, as the same may be amended, supplemented or restated from time to time;

"**Partnerships**" means, collectively, the Construction Partnership, the Transportation Partnership, the Civil Partnership and the Rentals Partnership;

"**Petrowest**" means collectively, the Trust, the Business Trust, the Partnerships, Acquisitionco and the General Partner;

"**Petrowest Business Trust**" or the "**Business Trust**" means Petrowest Energy Services Business Trust, an unincorporated, open-ended limited purpose trust established under and governed by the laws of the Province of Alberta pursuant to the Business Deed of Trust;

"**Plans**" means trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act;

"**Priority Distributions**" has the meaning ascribed thereto under "Description of the Trust – Subordinated Units";

"**Promoters**" means Kenneth N. Drysdale and Gary Sweetman;

"**Purchase and Sale Agreements**" means the purchase and sale agreements between Acquisitionco, each of the Acquired Companies and the shareholders of each of the Acquired Companies providing for the acquisition by Acquisitionco of each of the Acquired Companies as described under General Development of the Business – Significant Acquisitions, as the same may be amended, supplemented or restated from time to time;

"**R Bee Crushing**" means collectively, Bernet Ventures Ltd. and R Bee Crushing Ltd., each a corporation continued under the ABCA, and Dal Finn Holdings Ltd., a corporation incorporated pursuant to the laws of British Columbia;

"**Redemption Price**" has the meaning ascribed thereto under " Information Concerning Petrowest – The Trust - Redemption Right";

"**Rentals Partnership**" means Petrowest Services Rentals LP, a limited partnership established under the laws of Alberta;

"**Reorganization**" means the transfer of the businesses historically operated by the Acquired Companies, including all of their assets, undertakings, intellectual property and liabilities, from the Acquired Companies to the Partnerships following the Amalgamation;

"**Road and Lease Construction Division**" means the division of Petrowest comprising the oilfield well site lease preparation, road construction, earth moving, reclamation and commercial projects business, such division operated under the Construction Partnership.

"**Roy Larson Construction**" means Roy Larson Construction Ltd., a corporation incorporated under the ABCA.

"**Shareholders Agreement**" means the unanimous shareholders agreement with respect to the General Partner dated effective August 29, 2006 among the Trust, the Business Trust, the Business Trustee and the General Partner described under "Material Contracts – Shareholders Agreement";

"**S.O.S. Oilfield Safety**" means Safetymaster Rentals Corp., a corporation incorporated under the ABCA;

"**Subordinated Distribution**" has the meaning ascribed thereto under "Information Concerning Petrowest – The Trust – Subordinated Units";

"**Subordinated Redemption Price**" has the meaning ascribed thereto under "Information Concerning Petrowest – The Trust – Redemption Price";

"**Subordinated Units**" means subordinated trust units of the Trust referred to under " Information Concerning Petrowest – The Trust – Units";

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended from time to time;

"**Transportation and Hauling Division**" means the division of Petrowest comprising the general oilfield hauling, rig mobilization and demobilization, equipment transportation, log loading and hauling, gravel hauling, pipe hauling and other transportation services business, such division operated under the Transportation Partnership;

"**Transportation Partnership**" means Petrowest Transportation LP, a limited partnership established under the laws of Alberta;

"**Trust**" means Petrowest Energy Services Trust, an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust;

"**Trust Assets**" means:

(a) the initial contribution used to settle the Trust:

(b) all funds or property realized from the issuance or sale of Units or any other securities of the Trust or cash received from time to time;

(c) all securities held by the Trust or by the Trustee on behalf of the Trust;

(d) Business Units and Business Notes;

(e) short-term investments permitted by the Deed of Trust;

(f) any proceeds of disposition of any of the foregoing property; and

(g) all income, interest, dividends, return of capital, profit, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

"**Trust Units**" means trust units of the Trust each representing an equal undivided beneficial interest in the Trust and any distributions from the Trust referred to under " Information Concerning Petrowest – The Trust – Trust Units";

"**Trustee**" means Valiant Trust Company, a trust corporation incorporated under the laws of Alberta;

"**TSX**" means the Toronto Stock Exchange;

"**Unitholder**" means a holder of Units;

"**Units**" means collectively the Subordinated Units and the Trust Units;

"**Wales Contractors**" means collectively, Wales Contractors Ltd. and 310423 Alberta Ltd., each a corporation incorporated under the ABCA;

"**WCSB**" means the Western Canadian Sedimentary Basin; and

"**$**" or "**dollars**" means Canadian dollars.

Unless otherwise indicated, all of the information provided in this Annual Information Form is as at December 31, 2006.

FORWARD LOOKING STATEMENTS

Certain information and statements contained in this AIF constitute forward-looking information, including the anticipated costs associated with the purchase of capital equipment, expectations concerning the nature and timing of growth within the various business divisions operated through affiliates of the Trust, expectations respecting the competitive position of such business divisions, expectations concerning the financing of future business activities, statements as to future economic and operating conditions, oil sands production and investment, oil sands reserves and revenues from oil and gas and no-oil and gas activities. **Readers should review the cautionary statement respecting forward-looking information that appears below.**

The information and statements contained in this AIF that are not historical facts are forward-looking statements. Forward-looking statements (often, but not always, identified by the use of words such as "seek", "plan", "continue", "estimate", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "expect", "may", "anticipate" or "will" and similar expressions) may include plans, expectations, opinions, or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management as at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These factors include, but are not limited to, such things as changes in industry conditions (including the levels of capital expenditures made by oil and gas producers and explorers), the credit risk to which the Trust is exposed in the conduct of its business, fluctuations in prevailing commodity prices or currency and interest rates, the competitive environment to which the various business divisions are, or may be, exposed in all aspects of their business, the ability of the Trust's various business divisions to access equipment (including parts) and new technologies and to maintain relationships with key

suppliers, the ability of the Trust's various business divisions to attract and maintain key personnel and other qualified employees, various environmental risks to which the Trust's business divisions are exposed in the conduct of their operations, inherent risks associated with the conduct of the businesses in which the Trust's business divisions operate, timing and costs associated with the acquisition of capital equipment, the impact of weather and other seasonal factors that affect business operations, availability of financial resources or third-party financing and the impact of new laws or changes in administrative practices on the part of regulatory authorities. Forward-looking information respecting the anticipated costs associated with the purchase of capital equipment are based upon historical prices for various classes of equipment, expectations relating to the impact of inflation on the future cost of such equipment and management's views concerning the negotiating leverage of the Trust and its affiliates. Forward-looking information concerning the nature and timing of growth within the various business divisions is based on the current budget of the Trust (which is subject to change), factors that affected the historical growth of such business divisions, sources of historic growth opportunities and expectations relating to future economic and operating conditions. Forward-looking information concerning the future competitive position of the Trust's business divisions is based upon the current competitive environment in which those business divisions operate, expectations relating to future economic and operating conditions and current and announced build programs and other expansion plans of other organizations that operate in the energy service business. Forward-looking information concerning the financing of future business activities is based upon the financing sources on which the Trust and its predecessors have historically relied and expectations relating to future economic and operating conditions. Forward-looking information concerning future economic and operating conditions is based upon historical economic and operating conditions, opinions of third-party analysts respecting anticipated economic and operating conditions. Although management of the Trust believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. ***Accordingly, readers should not place undue reliance upon any of the forward-looking information set out in this AIF.*** *All of the forward looking statements of the Trust contained in this AIF are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Trust is exposed are described in additional detail in this AIF under the heading "Risk Factors".*

NON-GAAP MEASURES

In this AIF, the Trust uses the term "Distributable Cash" to refer to the amount of cash that is expected to be available for distributions to the unitholders; the term "EBITDA" to refer to earnings before interest expenses net of interest income, gain on disposal of assets, amortization of property and equipment and amortization of intangible assets; the term "Adjusted EBITDA" to refer to earnings before management bonuses, before interest expenses net of interest income, gain on disposal of assets, amortization of property and equipment and amortization of intangible assets; the term "EBITDA Margin" to refer to a fraction, the numerator of which is EBITDA and the denominator of which is Revenue; the term "Adjusted EBITDA Margin" to refer to a fraction, the numerator of which is Adjusted EBITDA and the denominator of which is Revenue; the term "Cash Flow From Operations Before Changes in Non-Cash Working Capital" to refer to cash provided by operating activities before changes to accounts receivable, prepaid expenses, inventory and accounts payable and accrued liabilities; the term "Distributions Per Unit" to refer to a fraction, the numerator of which is distributions paid or accrued to unitholders and the denominator of which is the number of trust units issued; the term "Net Debt" to refer to the sum of total obligations under capital leases and revolving equipment loans, less cash and cash equivalents; the term "Cash Flow From Operations Before Changes in Non-Cash Working Capital Per Unit" to refer to a fraction of which the numerator is Cash Flow From Operations Before Changes in Non-Cash Working Capital and the denominator is the number of trust units issued; the term "Cash Flow From Operating Activities Per Unit" to refer to a fraction of which the numerator is cash provided by operating activities and the denominator is the number of trust units issued and the term "Payout Ratio" to refer to a fraction of which the numerator is distributions paid or accrued to unitholders and the denominator is

Distributable Cash. The terms Distributable Cash, EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Cash Flow From Operations Before Changes in Non-Cash Working Capital, Distributions per Unit, Net Debt, Cash Flow From Operating Activities Per Unit and Payout Ratio are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP and therefore may not be comparable to performance measures presented by others.

Readers are cautioned that "Distributable Cash", "EBITDA", "Adjusted EBITDA", "EBITDA Margin", "Adjusted EBITDA Margin", "Cash Flow From Operations Before Changes in Non-Cash Working Capital" "Distributions per Unit", "Net Debt", "Cash Flow From Operations Before Changes in Non-Cash Working Capital Per Unit", "Cash Flow From Operating Activities Per Unit" and "Payout Ratio" should not be considered as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

Management views Distributable Cash as an operating performance measure, as it is a measure generally used by Canadian income funds as an indicator of financial performance. As the Trust will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described in the following MD&A) and since EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Cash Flow From Operations Before Changes in Non-Cash Working Capital, Distributions per Unit, Net Debt, Cash Flow From Operations Before Changes in Non-Cash Working Capital Per Unit, Cash Flow From Operating Activities Per Unit and Payout Ratio as respectively defined above are metrics used by many investors to compare issuers on the basis of their ability to generate cash from operations, management believes that, in addition to net earnings, EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin are useful supplemental measures from which to make adjustments to determine distributable cash. The estimate of Distributable Cash has been prepared using assumptions which management believes are reasonable and supportable, all of which reflect the Trust's planned course of action given management's judgment about the most probable set of economic conditions.

The actual amount of cash that is distributed cannot be assured and future distributions may vary.

GENERAL DEVELOPMENT OF THE TRUST

The Trust was formed on July 6, 2006 and is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust. The Trust became a reporting issuer in certain provinces of Canada upon the completion of the Initial Public Offering and its outstanding Trust Units were listed and posted for trading on the TSX on September 7, 2006. The Trust was established to hold Business Notes and a 100% beneficial interest in the Petrowest Business Trust. The trustee of the Trust is the Trustee. The General Partner is responsible for overseeing and managing the Trust and Petrowest Business Trust. The General Partner is a corporation that was incorporated under the ABCA on July 6, 2006, all of the outstanding shares of which are held by the Petrowest Business Trust.

ORGANIZATION AND STRUCTURE OF THE TRUST

The following diagram illustrates the organizational structure of the Trust.



Unitholders
(1)
Trust
Business Trustee
100%
(2)
Petrowest Business Trust
General Partner
100%
100%
Acquisitionco
(3)
(5)
(4)
(6)
Construction Partnership
Transportation Partnership
Civil Partnership
Rentals Partnership

Notes:

(1) Unitholders hold Trust Units and Subordinated Units of the Trust. Immediately following the closing of the Initial Public Offering and the Acquisitions, the former shareholders of the Acquired Companies held 45.15%, the subscribers under the Initial Public Offering held 49.51% and the holders of Subordinated Units held 5.34%, of the outstanding Units, respectively.

(2) The Trust holds Business Notes and a 100% beneficial interest in the Petrowest Business Trust.

(3) Acquisitionco amalgamated with the Acquired Companies immediately following the completion of the Acquisitions.

(4) The General Partner holds a 0.001% interest in the Partnerships.

(5) Petrowest Business Trust holds Class B Common LP Units of the Partnerships.

(6) Pursuant to the Reorganization, the Partnerships acquired the businesses historically carried on by the Acquired Companies, and the consideration therefor was paid by the issuance of Class C Preferred LP Units and notes to Acquisitionco.

Petrowest Energy Services Trust

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust. The registered office of the Trust is 4500, 855- 2nd Street S.W., Calgary, Alberta and the head office of the Trust is located at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta. The Trust was established to hold Business Notes and a 100% beneficial interest in the Petrowest Business Trust. The trustee of the Trust is the Trustee. The General Partner is responsible for overseeing and managing the Trust and the Petrowest

Business Trust. The General Partner is a corporation that was incorporated under the ABCA on July 6, 2006, all of the outstanding shares of which are held by the Petrowest Business Trust.

Petrowest Energy Services Business Trust

The Petrowest Business Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Business Deed of Trust. The trustee of the Petrowest Business Trust is the Business Trustee, a corporation incorporated under the ABCA, all of the outstanding shares of which are held by the Trust.

The Petrowest Business Trust, directly and indirectly, holds a 100% interest in the Construction Partnership, the Transportation Partnership, the Civil Partnership and the Rentals Partnership through which Petrowest's Road and Lease Construction Division, Transportation and Hauling Division, Civil Services Division and Heavy Equipment Rentals Division, respectively, operate. Each of the Partnerships is a limited partnership formed under the laws of the Province of Alberta. Each Partnership is authorized to issue Class A GP Units, Class B Common LP Units and Class C Preferred LP Units. The Class A GP Units represent the General Partner's 0.001% undivided interest in a Partnership, the Class B Common LP Units represent an undivided interest in a Partnership and the Class C Preferred LP Units represent an entitlement to a fixed preferential interest in a Partnership's income. The general partner of each of the Partnerships is the General Partner (which holds Class A GP Units) and the limited partners of each of the partnerships is the Petrowest Business Trust (which holds Class B Common LP Units) and Acquisitionco (which holds Class C Preferred LP Units).

Petrowest Services Ltd.

Acquisitionco is a corporation, all of the common shares of which are held by the Petrowest Business Trust. On September 7, 2006, Acquisitionco acquired all of the outstanding shares of each of the Acquired Companies, following which each of the Acquired Companies was amalgamated with Acquisitionco. Acquisitionco then transferred the businesses historically operated by the Acquired Companies, including all of their assets, undertaking, intellectual property and liabilities, into the Partnerships in consideration for notes and Class C Preferred LP Units of each of the Partnerships.

GENERAL DEVELOPMENT OF THE BUSINESS

History

General

The Trust is a diversified services trust that provides pre-drilling and post-completion oilfield services to the northern region of the WCSB as well as hauling, logging, gravel crushing and civil construction for infrastructure and commercial projects. Petrowest services the region via its head and operational office in Grande Prairie, Alberta and nine full-service locations throughout northern Alberta and British Columbia, each with a staging area, shop area, and sales and service personnel. The Trust's corporate office is in Calgary, Alberta.

In 2006, pursuant to the Acquisitions, Petrowest acquired the Acquired Companies, all of which were all established, private Grande Prairie-based pre-drilling and post-completion service providers. The nine Acquired Companies are complementary to one another and allow Petrowest to benefit from their ability to provide clients with a full-range of services, cost competitive pricing, capabilities to service large-scale contracts and a modern and well-maintained equipment fleet. Petrowest will continue to expand and

improve on the aforementioned benefits as it executes its growth strategy of further integration, organic expansion and complementary acquisitions.

Petrowest's business is operated in four divisions corresponding to the four Partnerships as follows:

- **Construction Division** - includes oilfield well site lease preparation, road construction, earth moving, reclamation, commercial projects, four camps and other lease construction services. The Road and Lease Construction Division has approximately 101 pieces of major equipment and 111 full-time employees;

- **Transportation Division** - includes general oilfield hauling, rig mobilization and demobilization, equipment transportation, log loading and hauling, gravel hauling, pipe hauling and other transportation services. The Transportation and Hauling Division has approximately 98 pieces of major equipment and 96 full-time employees;

- **Civil Division** - includes general rock and gravel crushing and oilfield safety services and rentals. The Civil Services Division has approximately 131 pieces of major equipment and 89 full-time employees; and

- **Rentals Division** - includes oilfield and construction heavy equipment rentals. The Heavy Equipment Rentals Division has approximately 95 pieces of major equipment and 12 full-time employees.

2006

The Trust, the Petrowest Business Trust, Acquisitionco and the General Partner were formed or incorporated, as applicable, in 2006.

On September 7, 2006, the Initial Public Offering was completed. The Trust Units were listed and posted for trading on the TSX under the trading symbol "PRW.UN" on September 7, 2006. Subsequent to the Initial Public Offering, also on September 7, 2006, the Trust completed the Acquisitions and the Acquired Companies were amalgamated with Acquisitionco. The Acquired Companies form the entire business of Petrowest, through its affiliated and subsidiary entities. An aggregate of $103.3 million from the Initial Public Offering, which closed on September 7, 2006 and provided net proceeds to the Trust of $129.6 million, was used to pay the cash portion of the purchase price of the Acquired Companies. The Trust Units issued pursuant to the Acquisitions of the Acquired Companies constitutes 45.15% of the outstanding Trust Units of Petrowest. The Trust formed the Road and Lease Construction Division, the Transportation and Hauling Division, the Civil Services Division and the Heavy Equipment Rentals Division, to carry on the businesses of the Partnerships.

Significant Acquisitions

No significant acquisitions other than the Acquisitions were completed by the Trust or its subsidiaries during the fiscal year ended December 31, 2006.

On September 7, 2006, Petrowest completed the acquisition of the Acquired Companies for an aggregate base purchase price of $230,934,992, subject to post-closing adjustments. The aggregate base purchase price was paid by $103.3 million in cash from the Initial Public Offering and the issuance by the Trust of an aggregate of 12,765,094 Trust Units.

The Acquisitions were completed pursuant to the Purchase and Sale Agreements between the Trust, Acquisitionco, the Acquired Companies and each of the shareholders of the Acquired Companies. The Purchase and Sale Agreements contain representations, warranties and indemnities customary for transactions of this nature in favor of Petrowest. Subject to certain exceptions, these representations, warranties and indemnities survive the closing of the Acquisitions for the period set forth in the Purchase and Sale Agreements.

The shareholders of the Acquired Companies entered into the Escrow Agreement pursuant to which the Units issued to such shareholders were placed in escrow. See "Material Contracts – Escrow Agreement".

Business Acquisition Report on Form 51-102F4 was filed in respect of the Acquisitions on October 18, 2006 and is available on SEDAR at www.sedar.com.

Recent Developments

On November 8, 2006 Petrowest entered into a $60 million revolving secured credit facility syndicated among a number of financial institutions with a 364 revolving period and a two year repayment period. The revolving period will revolve until November 7, 2007 and may be extended upon request by Petrowest and with the agreement of the lenders, or converted into a term facility. Various borrowing options are available under the credit facility including prime rate-based advances and banker's acceptance loans. Amounts advanced under the credit facility bear interest at varying rates depending on the type of borrowing utilized. Security granted by Petrowest to the lenders in respect of the credit facility including debentures from each of the Trust, the Business Trust, the Partnerships, Acquisitionco and the General Partner, and an assignment of insurance.

Prior to year end, Petrowest purchased approximately $18.3 million of additional equipment, which was financed through cash from operations and through Petrowest's credit facility. Petrowest also acquired approximately $8 million of additional equipment which was financed through operating leases. From the time that the Purchase and Sale Agreements were executed in May of 2006 until the acquisition of the Acquired Companies was completed on September 7, 2006, the Acquired Companies acquired approximately $10.5 million of additional equipment, which was also financed through operating leases. In total, Petrowest has approximately $36.8 million more equipment available to it than the Acquired Companies had in May of 2006.

DESCRIPTION OF THE BUSINESS

General

Petrowest carries on business in the northern region of the WCSB, principally from Grande Prairie, Alberta, with field offices in Fort McMurray, Alberta and Fort St. John, British Columbia and its corporate office in Calgary, Alberta. At the present time Petrowest does not intend to expand operations into eastern Canada, the United States or internationally. The Trust's operations are structured along four business segments – Construction, Transportation, Civil and Rentals. Each of the Trust's business segments is impacted by factors relating to seasonality and cyclicality. A discussion of such factors and their impacts is contained in the Trust's annual Management Discussion and Analysis ("MD&A") under the heading "Business Fundamentals". See also "Industry Conditions" herein. As at December 31, 2006, Petrowest employed approximately 337 persons.

The Trust acquired the Acquired Companies on September 7, 2006 and commenced trading on the TSX on the same day. This date should be viewed as the effective date of commercial operations.

The Trust's revenue by business segment is illustrated in thousands of dollars in the following table:

	For the period July 6, 2006 to December 31, 2006
	($ thousands)
Construction	$ 13,609
Transportation	15,680
Civil	13,821
Rentals	3,626
Corporate and Other	
Total Revenue	$46,736

Customer Base

The aggregate customer base of Petrowest consists of over 500 entities from the oil and gas exploration and production industry, energy services sector, forestry industry, aggregates industry and government. In addition to its governmental clients, Petrowest's clients range from large multi-national companies to small, private companies.

Construction Division

Pursuant to the Reorganization, Petrowest's Construction Partnership acquired the businesses historically conducted by Wales Contractors, Roy Larson Construction and Gordon Bros. Construction and now operates these businesses under those names as the Construction Division.

Wales Contractors is based in Grande Prairie, Alberta and specializes in well site construction and road building. Wales Contractors' major equipment can be configured to complete various types of work major dirt moving, lease construction, major restorations and high volume projects due to the changing seasons.

Gordon Bros. Construction is based in Valleyview, Alberta and specializes in the construction of well site leases, road building and well site reclamation. Gordon Bros. Construction's major equipment can be configured to complete various types of work including major dirt moving, major restorations and high volume projects due to industry seasonality. Gordon Bros. Construction's equipment, includes amphibious track machines for access to muskeg and semi-frozen terrain and snow making equipment for constructing winter roads and crossing waterways.

Roy Larson Construction is based in Rycroft, Alberta and specializes in well site construction, road building and well site clean-up and restoration. Roy Larson Construction also provides private commercial subdivision construction services. Roy Larson Construction's major equipment can be configured to complete various types of work that includes major dirt moving, major restorations and high volume projects required by the changing seasons.

Transportation Division

Pursuant to the Reorganization, Petrowest's Transportation Partnership acquired the businesses historically conducted by D&D Well Services and Murtron Hauling and now operates these businesses under those names as the Transportation Division.

D&D Well Services is based in Grande Prairie, Alberta and specializes in the transportation, (mobilization and demobilization) of drilling rigs, service rigs and heavy equipment to well sites.

Murtron Hauling is based in Grande Prairie, Alberta and specializes in the transportation of gravel, heavy equipment and logs for the civil construction, energy services and forestry industries. Murtron Hauling's clients include Alberta based all-wood processing mills, various counties and private corporations. Typical logging contract jobs undertaken have been between 300,000 to 400,000 cubic meters of timber loaded and hauled. Murtron Hauling's major equipment can be configured to complete various types of work due to seasonality.

Civil Division

Pursuant to the Reorganization, Petrowest's Civil Partnership acquired the businesses historically conducted by R Bee Crushing and S.O.S. Oilfield Safety and now operates these businesses under those names as the Civil Division. The Civil Division provides rock and gravel crushing, safety supervision and safety equipment rentals services.

R Bee Crushing is based in Grande Prairie, Alberta and specializes in full-range rock crushing including pit run crushing and quarry crushing. To a lesser extent, R Bee Crushing engages in the stripping and cleaning of quarry pits.

R Bee Crushing's customers consist of major private, highway construction companies and government bodies.

Typical contract jobs that are undertaken have been between 100,000 to 500,000 tonnes. The largest single project completed to date was 1,100,000 tonnes. The types of products manufactured by R Bee Crushing are highway base aggregates, asphalt aggregates, concrete aggregates and general crushed products.

R Bee Crushing's equipment includes four twin spreads for higher volume pits and larger contracts each consisting of two cone crushers, two jaw crushers, four screen decks and two power plants. The spreads are self-contained and are mobile. Altogether, R Bee Crushing has approximately 200 pieces of rolling stock to support its crushing operation.

S.O.S. Oilfield Safety is based in Grande Prairie, Alberta and specializes in the provision of oilfield safety supervision and safety rental equipment for sour gas wells. S.O.S. Oilfield Safety also operates in Fort St. John, British Columbia.

Rentals Division

Pursuant to the Reorganization, Petrowest's Rentals Partnership acquired the businesses historically conducted by Northern Tractor and Neuwest Equipment and now operates these businesses under the name "Nu-Northern Tractor Rentals" as the Rentals Division. The Rentals Division's equipment is modern and in a variety of sizes that can be configured to complete various types of work due to the changing seasons as well as specific job requirements. The Rentals Division has approximately 95 pieces of major equipment including articulated haulers, tracked excavators, crawler dozers, sidebooms, and earth compactors to support oil and gas construction jobs as well as commercial construction company needs. The rentals are provided from offices in Grande Prairie and Fort McMurray, Alberta. The Rentals Division provides rentals both internally to Petrowest's other divisions and externally to participants in the western Canadian oil and gas industry as well as mining, logging, construction and infrastructure clients.

INDUSTRY CONDITIONS AND TRENDS

Oil and Gas

Conventional Oil and Gas

Petrowest's results are directly impacted by the overall health of the Alberta oil and gas industry. Approximately 65% of the Trust's total revenue is tied to the support of oil and gas exploration and development activities.

The Trust's operations are primarily in the deep drilling market regions of the Western Canadian Sedimentary Basin ("WCSB") with operations in northern Alberta and northeastern British Columbia. The WCSB is one of the largest oil and gas producing regions in North America. Much of the terrain in the WCSB is considered rugged, resulting in access issues due to dense bush, muskeg, bedrock and mountainous terrain all of which are complicated by the weather in the region. Historically this region has been less impacted by cyclical swings in market prices due to the longer lead times in access, drilling and completion of planned wells. Oil and gas producer companies have generally taken a longer term view of project work in the area with consistent growth in drilling activity. The Canadian Association of Oilwell Drilling Contractors has estimated that the annual wells drilled in the WCSB have increased from 10,600 wells in 1999 to an estimated 22,100 wells in 2006.

Weather also has a direct impact on the operations of Petrowest. Oil and gas drilling activity is generally stronger November through March as frozen ground conditions allow for the exploration in areas with muskeg conditions. Wet weather in the spring and early summer months hinders activity. As frost comes out of the ground, road conditions deteriorate and municipalities impose temporary weight restrictions on road surfaces ("road bans"), thus placing restriction on access and trucking operations. Operations normally gain strength in late June and continue through to the end of summer and fall. A short slowdown normally occurs in late fall until freezing conditions allow for winter work activity to recommence. Therefore, a longer, colder winter and drier spring and summer would generally enhance operational results.

Extreme cold and heavy snow fall in middle to late Q4 resulted in extra down days negatively impacting the operational performance in Q4.

The softening of North American gas prices and decline in world oil prices have resulted in industry activity slow downs. While the impact has been less severe in the northern region of the WCSB than in coal bed methane or shallow gas plays in southern Alberta, the Trust did experience demand declines late in Q4. Lower activity is predicted to continue until Q3 and Q4 of 2007. The long term outlook into 2008 and beyond appears positive.

The Trust is focused on the pre-drilling and post-completion phases of work associated with drilling. In comparison to companies tied directly to drilling or down hole completion work, it is advantageously positioned during lower levels of drilling activity. The Trust's operations and work specialty is the pre-drilling and post-completion phases of the well drilling cycle. During times of lower drilling activity, a portion of the Trust's equipment has typically been utilized to remediate dry and abandoned oil and gas well sites. Management of the Trust views this work capability as a counter cyclical buffer to downturns in oil and gas exploration activities. The WCSB is a maturing basin with over 184,000 producing wells at December 31, 2005 with annual decline rates in the 10%-12% per year range in the absence of new drilling. This is expected to result in higher demands in future years for remediation service work. In addition, approximately 35 percent of Petrowest's activity is outside the oil and gas industry and is less impacted by changes in that industry.

Oil Sand Operations

In 2005 Alberta's oil sands were the source of about 58% of the province's total crude oil and equivalent production and about 39% of all crude oil and equivalent produced in Canada. According to the Canadian Association of Petroleum Producers (CAPP), in 2005 industry investment in Alberta's oil sands totaled approximately $10 billion. Annual oil sands production is growing steadily as the industry matures. Output of marketable oil sands production increased to 966,000 barrels per day (bbl/d) in 2005. With anticipated growth, this level of production could reach 3 million barrels per day by 2020 and possibly even 5 million barrels per day by 2030. Certain estimates indicate that $100 billion may be invested over the next 10 years on oil sand projects.

The Trust is geographically positioned in Grande Prairie on the western edge of the Peace Oil Sands projects. The Trust currently provides trucking, equipment rental, and lease and road building construction to clients operating in the Peace Oil Sands. These projects are in an infancy stage relative to the Athabasca Oil Sand projects and the Trust is working to establish relationships with the major operators in this area.

In addition, the Trust currently provides services to clients and producers operating in the Athabasca Oil Sands markets with respect to gravel and aggregate crushing and equipment rentals in the Fort McMurray area. Planned future investment and development by producer companies in both Fort McMurray and Peace River are expected to continue to grow rapidly over the next five years.

Other Services

The Trust performs services for clients not tied to oil and gas. These services included gravel and aggregate crushing, gravel loading/hauling and placing, log loading and hauling, equipment hauling, lease road building and maintenance for municipal, county and commercial and residential projects and equipment rental to commercial, logging and mining operations. Approximately 35% of the Trust's revenue is currently derived from work provided to these sectors. Management is currently pursuing bids or negotiations on work tied to a number of these planned projects and is extremely optimistic that the Trust will be successful in future participation on many of the projects.

Logging Operations

Based on 2005 Alberta government statistics, forests cover more than 60% of Alberta's total land base, equal to approximately 94 million acres or almost 147,000 square miles. Of this land base, 87% is on public lands and managed for sustainable development with over 75 million seedlings planted every year to sustain the forests. Alberta's forestry industry, in total, generates approximately $3.8 billion in revenues with growth expectations of approximately 0.4% annually from 2005 to 2010. As at December 31, 2006 there were approximately 5 major forestry related projects proposed or underway in the Peace River region, the Trust's primary operating area. These projects totaled approximately $490 million dollars of which approximately 90% of the project values are being undertaken by clients the Trust currently works for. Petrowest anticipates that these projects will permit its logging operations to expand at a rate similar to that of Petrowest's other businesses so that logging operations will remain at approximately 5% of Petrowest's business.

Infrastructure, Power Generation, Institutional, Residential and Commercial Construction

As of December 2006, according to statistics released by the Alberta government, there are approximately 135 major projects proposed or underway in the Peace River Region. The value of these projects is approximately $1.19 billion, although it is reasonable to expect that not all proposed projects will

proceed. A large number of these projects will requires services the Trust is able to provide including gravel crushing and supply, gravel hauling and road and site construction.

Competition

Petrowest provides energy services primarily to the field operation locations of oil and gas exploration and production companies that are located in the WCSB. The energy service business in which Petrowest operates is highly competitive and, in order to be successful, Petrowest must provide services that meet the specific needs of its clients ensuring competitive pricing and customer satisfaction.

In order to remain competitive, Petrowest will emphasize to its customer base the cost efficiencies and value-added services that Petrowest can provide specifically in the pre-drilling and post-completion phases. Petrowest will be able to provide an integrated service to its clients through its four service divisions. The greatest benefits to oil and gas companies that utilize Petrowest's services will include overall cost efficiencies, reduced invoicing, time savings in procuring services and stronger profitability as a result of using a grouped services approach.

The barriers to entry for new competitors include a high cost of capital in acquiring and operating a services company, access to a skilled and qualified workforce given current labour constraints in Alberta and British Columbia and qualified and experienced management team that can properly assess and manage to full scale of operational and technical issues including safety, health and environmental liabilities.

The principal competitive factors in the markets in which Petrowest operates are quality of service, service availability, service reliability, quality and capability of equipment used to perform its services, technical and operational knowledge, management experience and reputation, safety and pricing. Competitors offer similar services in the geographic regions in which Petrowest operates.

Trust Taxation

On October 31, 2006, the Minister of Finance (Canada) announced income tax proposals which, if enacted, would modify the taxation of certain flow-through entities including mutual fund trusts and their unitholders (the "October 31 Proposals"). The October 31 Proposals will apply to a specified investment flow-through ("SIFT") trust and will apply a tax at the trust level on distributions of certain income from such SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the Trust unitholders.

On December 21, 2006, the Department of Finance (Canada) released draft legislation to implement the October 31 Proposals discussed above. On March 27, 2007, the Minister of Finance (Canada) tabled a notice of Ways and Means Motion in the House of Commons to implement the October 31 Proposals. The Notice of Ways and Means Motion was included in Bill C-52 which received first reading on March 29, 2007.

It is expected that Petrowest will be characterized as a SIFT trust and as a result would be subject to the October 31 Proposals. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion, it is expected that Petrowest will not be subject to the October 31 Proposals until January 1, 2011.

Under the existing provisions of the Tax Act, Petrowest can generally deduct, in computing its income for a taxation year, any amount of income that it distributes to unitholders in the year and, on that basis, Petrowest is generally not liable for any material amount of tax.

Pursuant to the October 31 Proposals, commencing January 1, 2011 (subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion), Petrowest will not be able to deduct certain of its distributed income (referred to as specified income). Petrowest will become subject to a distribution tax on this specified income at a special rate estimated to be 31.5%.

Petrowest may lose the benefit of the four year grandfathering period if Petrowest exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Petrowest's market capitalization of $248.9 million on October 31, 2006 as follows: 40 percent for the period November 1, 2006 to December 31, 2007, 20 percent for each of the 2008, 2009 and 2010 calendar years. Unused portions may be carried forward until December 31, 2010.

Pursuant to the draft legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital.

If the October 31 Proposals are implemented, it is expected that the imposition of tax at the Petrowest Trust level under the October 31 Proposals will materially reduce the amount of cash available for distributions to unitholders.

RISK FACTORS

The following is a summary of certain risk factors relating to the activities of the Trust and its subsidiaries and the ownership of Trust Units and Subordinated Units.

Risks Relating to the Business

Absence of Operating History as a Public Trust

Although Petrowest's executive officers have substantial experience in the energy services industry, they have limited experience operating a public entity. To operate effectively, the Trust will be required to continue to implement changes in certain aspects of its business, improve and expand its information systems and develop, manage and train management level and other employees to comply with on-going public company requirements. Failure to take such actions, or delay in the implementation thereof, may have a material adverse effect on the Trust's business, results of operations, financial condition and cash flows.

Failure to Realize Anticipated Benefits of Acquisitions

Achieving the benefits of the Acquisitions and future acquisitions will depend in part on successfully consolidating functions and integrating operations, procedures and personnel of all of the Acquired Companies in a timely and efficient manner, as well as Petrowest's ability to realize the anticipated growth opportunities and synergies from integrating each of the acquired businesses. This integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the disruption of ongoing business, customer and employee

relationships that may adversely affect Petrowest's ability to achieve the anticipated benefits of the Acquisitions.

Volatility of Industry Conditions

The demand, pricing and terms for energy services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which Petrowest will have no control, including: oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other oil and gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

The level of activity in the Canadian oil and gas exploration and production industry is volatile. No assurance can be given that expected trends in oil and gas production activities will continue or that demand for energy services will reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for services to oil and gas customers. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributions to Unitholders.

Seasonality

In Canada, the level of activity in the energy services industry is influenced by seasonal weather patterns. Spring breakup during the second quarter leaves many secondary roads temporarily incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of energy services. The duration of this period will have a direct impact on the level of Petrowest's activities. Spring breakup occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia. The timing and duration of spring breakup are dependant on weather patterns but it generally occurs in April and May. Additionally, if an unseasonably warm winter prevents sufficient freezing, Petrowest may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for energy services may also be affected by the severity of the Canadian winters. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Capital Expenditures

Petrowest will operate in a capital intensive business. There can be no assurance that the actual capital costs incurred by Petrowest will not be higher than anticipated. In particular, Petrowest will be subject to capital costs that it has little control over, including, but not limited to, the cost of the equipment required by Petrowest's business. Any material increase in capital costs may materially affect Petrowest's business, financial conditions, results of operations and cash flows, and therefore the distributable income to be distributed to Unitholders.

Alternatives to and Changing Demand for Petroleum Products

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. The Trust cannot predict the impact of changing demand for oil and gas products, and any major changes may have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Sources, Pricing and Availability of Equipment and Equipment Parts

Petrowest will source its equipment and equipment parts from a variety of suppliers, most of whom are located in Canada and the United States. Should any suppliers of the Trust be unable to provide the necessary equipment or parts or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services or in the time required to find new suppliers could have an material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Economic Dependence

Several of the Acquired Companies are economically dependent on a limited number of key customers. Each of Wales Contractors, Gordon Bros. Construction, Neuwest Equipment Rentals, D&D Well Services and Roy Larson Construction had a significant amount of their sales concentrated with their three largest customers in their last completed fiscal year (90%, 84%, 86%, 42% and 80%, respectively). There can be no assurance that Petrowest's relationship with the Acquired Companies' customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Government Regulation

The operations of Petrowest will be subject to a variety of federal, provincial and local laws, regulations, and guidelines, including laws and regulations relating to health and safety, the conduct of operations, the protection of the environment, the operation of equipment used in its operations and the transportation of materials and equipment it provides for its clients. Petrowest believes that each of the Acquired Companies is currently in compliance with such laws and regulations. Petrowest intends to invest financial and managerial resources to ensure such compliance and will continue to do so in the future. Although such expenditures historically have not been material to each of the Acquired Companies, such laws or regulations are subject to change. Accordingly, it is impossible for Petrowest to predict the cost or impact of such laws and regulations on its future operations.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has adopted the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Future federal legislation, together with provincial emission reduction requirements, such as those in effect in Alberta's *Climate Change and Emissions Management Act*, may require the reduction of emissions or emissions intensity from Petrowest's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and gas producers, thereby decreasing the

demand for Petrowest's services. The mandatory emissions reductions may also impair Petrowest's ability to provide its services economically. Management is unable to predict the impact of the Kyoto Protocol on Petrowest and it is possible that it will adversely affect Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Operating Risks and Insurance

Petrowest's operations will be subject to hazards inherent in the oil and gas industry, such as equipment defects, malfunction and failures, and natural disasters which result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These risks could expose the Trust to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution, and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators.

Petrowest will continuously monitor its activities for quality control and safety. However, there are no assurances that Petrowest's safety procedures will always prevent such damages. Although Petrowest will maintain insurance coverage that it believes to be adequate and customary in the industry, there can be no assurance that such insurance will be adequate to cover Petrowest's liabilities. In addition, there can be no assurance that Petrowest will be able to maintain adequate insurance in the future at rates it considers reasonable and commercially justifiable. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by the Trust, or a claim at a time when it is not able to obtain liability insurance, could have a material adverse effect on Petrowest's ability to conduct normal business operations and on its financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Agreements and Contracts

The business operations of Petrowest will depend on verbal, performance based agreements with its customer base that are cancelable at any time by either Petrowest or its customers. The key factors, which will determine whether a client continues to use Petrowest, are service quality and availability, reliability and performance of equipment used to perform its services, technical knowledge and experience, reputation for safety and competitive price. There can be no assurance that Petrowest's relationship with the Acquired Companies' customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Personnel

The successful operation of Petrowest's business will depend upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, general managers, employees and consultants. Petrowest is particularly dependent on its Chief Executive Officer, Kenneth N. Drysdale. In addition, the ability of Petrowest to expand its services will depend upon the ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high, and the supply is limited. The executive officers of Petrowest, including Mr. Drysdale, and the general managers of the businesses of the Acquired Companies have entered into management contracts with Petrowest. However, these agreements may be terminated by the employee on giving one month's notice. The unexpected loss of Petrowest's key personnel, including Mr. Drysdale or the general managers of the businesses of the Acquired Companies,

or the inability to retain or recruit skilled personnel could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to Unitholders.

Competition

Petrowest will provide pre-drilling and post-completion services to the northern region of the WCSB, primarily to the field operation locations of oil and gas exploration and production companies located in western Canada. The oilfield service business in which Petrowest will operate is highly competitive. To be successful, Petrowest must provide services that meet the specific needs of its clients at competitive prices. The principal competitive factors in the markets in which Petrowest operates are quality of service and availability, reliability and performance of equipment used to perform its services, technical knowledge and experience and reputation for safety and price. Petrowest will compete with several regional competitors that are both smaller and larger than it is. These competitors offer similar services in all geographic regions in which Petrowest will operate. As a result of competition, Petrowest may be unable to continue to provide its present services or to acquire additional business opportunities, which may affect Petrowest's business, financial condition, results of operations and cash flows.

Reduced levels of activity in the oil and natural gas industry can intensify competition and result in lower revenue to Petrowest. Variations in the exploration and development budgets of oil and natural gas companies which are directly affected by fluctuations in energy prices, the cyclical nature and competitiveness of the oil and natural gas industry and governmental regulation, will have an effect upon Petrowest's ability to generate revenue and earnings.

Credit Risk

A substantial portion of Petrowest's accounts receivable will be with customers involved in the oil and gas industry, whose revenues may be impacted by fluctuations in commodity prices. Collection of these receivables could be influenced by economic factors affecting the oil and gas industry.

Conflicts of Interest

Certain of the directors and officers of the General Partner are also directors and officers of other oil and gas and energy service companies, and conflicts of interest may arise between their duties as officers and directors of the General Partner and as officers and directors of such other companies.

There may be situations in which the interests of the proposed directors and management of, and consultants to, the General Partner may conflict with those of the General Partner. Certain members of management are currently involved, and will continue to be involved, in other entities, businesses and activities, some of which are described herein and all of which will place varying and conflicting demands on their time and attention. Furthermore, some such conflicts may result in the individual being in a direct conflict of interest position in relation to the Trust. Any conflicts will be resolved in accordance with the provisions of applicable laws.

Foreign Exchange and Interest Rates

Petrowest incurs costs in United States dollars, particularly in relation to equipment and equipment parts purchased from the United States. Accordingly, Petrowest is subject to risk from fluctuations in the rates of currency exchange between the United States dollar and Canadian dollar, and such fluctuations may materially affect Petrowest's business, financial conditions, results of operations and cash flows, and

therefore the distributable income to be distributed to Unitholders. Therefore any increase in relevant interest rates will increase the amount Petrowest pays in relation to financing activities.

Disclosure and Internal Controls

Although Petrowest has taken and will continue to take actions to ensure appropriate internal control and disclosure measures, there are inherent limitations in Petrowest's ability to control all circumstances. Petrowest does not expect that its internal controls and disclosure controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. There are always inherent limitations to a control system, which include, but are not limited to, faulty decision-making and simple errors or mistakes. Additionally, controls can be circumvented by individual acts, or by two or more persons acting together, or by management overriding controls. The design of any system of controls is based in part upon assumptions as to the likelihood of future events, and there can be no assurance that any design will succeed in avoiding all error and fraud that may occur under future conditions, particularly those that are unforeseeable.

Leverage and Restrictive Covenants

Petrowest has a credit facility of $60 million, pursuant to which $15 million was drawn as at December 31, 2006. The degree to which Petrowest draws against such credit facility could have important consequences to Unitholders, including: (i) a portion of Petrowest's cash flow from operations will be dedicated to the repayment of principal of and interest on its indebtedness, thereby reducing funds available for distribution; and (ii) certain of Petrowest's borrowings will be at variable rates of interest, which exposes Petrowest to the risk of increased interest rates. Petrowest's ability to make scheduled payments of principal and interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control.

The credit facility contains certain customary operating covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, the ability of Petrowest to incur additional indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. Failure to comply with the obligations in the agreements with respect to the credit facility could result in an event of default which, if not cured or waived, could permit acceleration of the relevant indebtedness.

Risks Relating to an Investment in the Trust

Changes in Tax Laws

There can be no assurance that Canadian federal or provincial income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Units.

October 31 Proposals

It is expected that the October 31 Proposals, if enacted in their currently proposed form, will subject the Trust to trust level taxation beginning on January 1, 2011, which will materially reduce the amount of cash available for distributions to the Unitholders. Based on the proposed Canadian federal income tax

rates and tax rate on account of provincial taxes, the Trust estimates that the enactment of the October 31 Proposals will, commencing on January 1, 2011, reduce the amount of cash available to the Trust to distribute to its Unitholders by an amount equal to 31.5% multiplied by the amount of the pre-tax income distributed by the Trust. A reduction in the value of the Trust Units would be expected to increase the cost to the Trust of raising capital in the public capital markets. In addition, the October 31 Proposals are expected to substantially eliminate the competitive advantage the Trust currently enjoys compared to corporate competitors in raising capital in a tax efficient manner. The October 31 Proposals are also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may be more difficult for the Trust to compete effectively for acquisition opportunities in the future. There can be no assurance that the Trust will be able to reorganize its legal and tax structure to reduce the expected impact of the October 31 Proposals.

In addition, if the Trust is deemed to have undergone "undue expansion" during the transitional period from October 31, 2006 to December 31, 2010, the October 31 Proposals would become effective on a date earlier than January 1, 2011.

If the October 31 Proposals are implemented, it is expected that the imposition of tax at the Petrowest Trust level under the October 31 Proposals will materially reduce the amount of cash available for distributions to unitholders.

No assurance can be given as to the final provisions of any legislation that may be enacted to implement the October 31 Proposals. The terms of such provisions may differ from those of the October 31 Proposals described herein, possibly in ways that would be materially adverse to the Trust and the Unitholders.

See also "Restrictions on Non-Resident Ownership".

Income Tax Matters

Interest on the Business Notes will accrue at the Trust level for Canadian federal income tax purposes, whether or not actually paid. The Deed of Trust provides that a sufficient amount of the Trust's net income and net realized capital gains will be distributed each year to Unitholders in order to eliminate the Trust's liability for tax under Part I of the Tax Act. Where such amount of net income (including interest on the Business Notes) and net realized capital gains of the Trust in a taxation year exceeds the cash available for distribution in the year, such excess net income and net realized capital gains will be distributed to Unitholders in the form of additional Units. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

Investment Eligibility; Mutual Fund Trust Status

If the Trust ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for Plans. Where at the end of any month a Plan holds Units that are not qualified investments, the Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Units at the time such Units were acquired by the Plan. In addition, where a trust governed by a registered retirement savings plan or registered retirement income fund holds Units that are not qualified investments, the trust will become taxable on its income attributable to the Units while they are not qualified investments, including the full amount of any capital gain realized on a disposition of Units while they are not qualified investments. Where a trust governed by a registered education savings plan holds Units that are not qualified investments, the plan's registration may be revoked. In addition, if the Trust were to cease to qualify as a mutual fund trust, Units held by Unitholders that are not residents of

Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Units held by them, subject to the application of any exemption under an income tax convention.

Redemption of Units

It is anticipated that the redemption right associated with Units will not be the primary mechanism for holders of Units to dispose of their Units. Business Notes, which may be distributed in specie to Unitholders in connection with a redemption, will not be listed on any stock exchange and no market is expected to develop in such Business Notes. Business Notes will not be qualified investments for trusts governed by Plans.

Nature of Units

The Units do not represent a traditional investment in the energy services sector and should not be viewed by investors as units in the Partnerships or as a direct investment in the Partnerships' business or assets. The Units represent a fractional interest in the Trust. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Trust's primary assets are the Business Units and the Business Notes. The price per Unit is a function of the anticipated distributable income, the underlying assets of the Trust and the Partnerships' ability to effect long-term growth in the value of the business. The market price of Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of Petrowest to acquire additional assets. Changes in market conditions may adversely affect the trading price of Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Deed of Trust provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations or affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

The Deed of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely by the Trust.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdiction as to avoid as far as possible any material risk of liability on Unitholders for claims against the Trust.

In addition, the Income Trust Liability Act (Alberta) was proclaimed in force in Alberta on June 30, 2004. The Income Trust Liability Act (Alberta) provides that the beneficiary of a trust that is (a) created by a

trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the Securities Act (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the Trustee.

Restrictions on Non-Resident Ownership

Currently, subject to certain exemptions, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of Units of the Trust were held by non-residents and partnerships other than Canadian partnerships, the Trust would, unless an exemption were applicable, thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Department of Finance tabled a Notice of Ways and Means Motion which did not include these proposed changes. The Department of Finance indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties.

The Deed of Trust contains a number of provisions designed to protect the status of the Trust as a "mutual fund trust" under the Tax Act which, *inter alia*, requires that a mutual fund trust cannot be established or maintained primarily for the benefit of persons who are not resident in Canada for purposes of the Tax Act. Under the proposed amendments, the requirement would be changed, effective January 1, 2005, to a requirement that not more than 50% (by value) of the outstanding Units may at any time be held by non-residents. If, in the future, Petrowest determines that a risk of losing its mutual fund trust status exists, it is entitled to take a number of actions under the Deed of Trust, including to require Unitholders that it believes are non-residents of Canada to sell their Units, which action may have an adverse effect on the market price of the Units. In addition, there can be no assurances that the Tax Act will not be amended in the future in a manner that would have a material adverse impact on the mutual fund trust status of the Trust.

If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described herein under the heading "Investment Eligibility; Mutual Fund Trust Status" would be applicable.

Dependence on Operating Entities

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust that is entirely dependent upon the operations and assets of the Partnerships through the direct and indirect ownership of the Business Units, the Business Notes and the Partnerships Units, respectively. Accordingly, the cash distributions to Unitholders will be dependent upon the ability of Petrowest Business Trust and the Partnerships to pay their interest obligations under the Business Notes and Business Units, respectively.

Return of Capital

Cash distributions do not represent a "yield" in the traditional sense as they may represent both return of capital and return on investment.

Changes in Legislation

There can be no assurance that income tax laws and other governmental programs relating to the oil and gas industry and the energy services industry, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects Unitholders.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of the Trust's services, payments between any of such parties may also be delayed by restrictions imposed by lenders, delay in the sale of services or other delays. Such delays may have an impact on distributable income to be distributed to Unitholders.

Additional Financing

There is no guarantee that the Trust will be able to secure additional financing for future costs of operations or expansion. Additional financing may not be available, or may not be available on favorable terms. Where additional financing is raised by the issuance of Units or securities convertible into Units, control of the Trust may change and Unitholders may suffer dilution to their investment. The Trust's activities may also be financed partially or wholly with debt, which may increase the Trust's debt levels above industry standards. The level of the Trust's indebtedness from time to time could impair the Trust's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Statutory Remedies

The Trust is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and in some cases, the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust and its stakeholders would not be able to access the remedies and procedures available thereunder.

MARKET FOR SECURITIES

Trading Price and Volume

Since September 7, 2006, all of the outstanding Trust Units have been listed and posted for trading on the TSX under the symbol "PRW.UN". The following table provides the Trust Unit price trading range and volume of Trust Units traded by month during 2006, commencing on September 7, 2006.

	Trust Unit Price Trading Range			
Month	**High**	**Low**	**Close**	**Volume**
September	10.85	8.75	8.80	6,771,530
October	9.40	7.75	9.30	3,757,750
November	8.25	6.55	8.16	2,061,210
December	8.47	7.41	8.20	761,440

ESCROWED SECURITIES

Escrowed Securities Designation of Class	Number of Securities held in Escrow	Percentage of Class
Trust Units	12,058,866	47.7%
Subordinated Units	1,510,000	100%

The former shareholders of the Acquired Companies entered into an escrow agreement on the Closing Date (the "**Escrow Agreement**") pursuant to which Units issued to such shareholders in connection with the Acquisitions of the Acquired Companies were placed in escrow. An aggregate of 12,765,094 Trust Units were placed in such escrow (being 47.7% of the outstanding Units upon completion of the Initial Public Offering and all of the Acquisitions). On December 18, 2006, 706,228 Trust Units were released from escrow upon the death of one of the former shareholders of one of the Acquired Companies. In addition, all of the 1,510,000 Subordinated Units that were issued to the Promoters, the vendors of the Acquired Companies and certain other individuals were placed in escrow subject to the Escrow Agreement.

Pursuant to the Escrow Agreement, and subject to certain limited exceptions with respect to early release in the event of termination of employment or terminal illness (as defined by the Governance and Compensation Committee), one-quarter of the escrowed securities will be released on the first anniversary of the Closing Date and the remaining escrowed securities will be released on the second anniversary of the Closing Date.

RECORD OF CASH DISTRIBUTIONS

Cash Distributions

The following cash distributions were made to holders of Trust Units in 2006. For the Trust's policy on distributions to Unitholders and other information about distributions, see "Information Concerning Petrowest".

Record Date	Payment Date	Per Trust Unit
October 31, 2006	November 15, 2006	$0.17667[(1)]
November 30, 2006	December 15, 2006	$0.10
December 31, 2006	January 16, 2007	$0.10

Note:

(1) Prorated distribution to Unitholders from the closing of the Initial Public Offering on September 7, 2006 to October 31, 2006.

No distributions were paid on the Subordinated Units prior to December 31, 2006. Distributions on the Subordinated Units were accrued in 2006 in an amount equivalent to the distributions paid on the Trust Units. On March 19, 2007 the Board declared a distribution of $0.37667 per Subordinated Unit.

INFORMATION CONCERNING PETROWEST

The Trust

Trust Structure

The Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta and pursuant to the Deed of Trust. The head and principal office of the Trust is located at Suite 204, 10605 Westside Drive, Grande Prairie, Alberta, T8V 8E6. The Trust was created for, among other things, the following purposes:

- participating in the acquisition of energy services businesses;
- acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, any of the securities issued by Petrowest Business Trust, Petrowest Business Trustee, or any of their respective associates, subsidiaries or affiliates thereof and the Business Notes and Business Units, and borrowing funds directly or indirectly for that purpose;
- acquiring, investing in, holding, transferring, disposing of and otherwise dealing with any other securities and in any other investments as the Trustee or the General Partner may determine and borrowing funds directly or indirectly for that purpose;
- temporarily holding cash and short term investments for the purposes of making investments, paying the expenses and liabilities of the Trust, paying amounts payable by the Trust in connection with the redemption of any Units or securities of the Trust, and making distributions to Unitholders;
- issuing Units and other securities of the Trust including securities convertible into, or exchangeable for Units or other securities, obtaining funds to conduct any of the activities of the Trust, completing any acquisition of securities or any other assets for the benefit of the Trust, implementing Unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trustee for the benefit of the Trust; and making non-cash distributions to Unitholders as contemplated by the Deed of Trust including pursuant to distribution reinvestment plans or distribution reinvestment and Trust Unit purchase plans, if any, established by the Trust;
- issuing debt securities (including debt securities convertible into, or exchangeable for, Units or other securities of the Trust), provided recourse shall be limited to the Trust Assets, or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Trust Assets as security;
- guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of the Petrowest Business Trust, the General Partner or any subsidiary or affiliate thereof, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets as security for that guarantee, and subordinating its rights under the Business Notes to other indebtedness;
- disposing of any part of the Trust Assets;
- issuing or redeeming rights and Units pursuant to any Unitholder rights plan adopted by the Trust;

- repurchasing, redeeming or otherwise acquiring securities of the Trust, including pursuant to any issuer bid made by the Trust;

- satisfying the obligations, liabilities or indebtedness of the Trust;

- performing all acts necessary, incidental or ancillary to any of the activities set forth above; and

- undertaking such other activities or taking such other actions as shall be approved by the Trustee from time to time,

provided that the Trust shall not undertake any activity, take any action, or make or retain any investment which would result (or fail to take any action where that failure would result) in the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust less all expenses and liabilities of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the securities of the Petrowest Business Trust.

Units

The Trust is authorized to issue an unlimited number of Trust Units, an unlimited number of Subordinated Units and an unlimited number of Special Voting Units.

Trust Units

Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month, in priority to any payments on the Subordinated Units, distributions of $0.10 per Trust Unit per month and such distributions shall constitute Priority Distributions (as defined below).

Holders of Trust Units are entitled to notice of, and to attend and vote at, all meetings of holders of Units.

Upon the occurrence of a Capital Event (as defined below) or the liquidation, dissolution or winding-up of the Trust or any other distribution of the assets of the Trust for the purpose of winding-up its affairs; (i) the holders of Trust Units will be entitled to receive, on a pro rata basis, from the applicable Capital Event Amount (as defined below) or the assets of the Trust, as applicable, before any distribution therefrom is made to the holders of Subordinated Units, any accumulated but unpaid Priority Distributions; and (ii) the holders of Subordinated Units shall be entitled to receive, on a pro rata basis, from the applicable Capital Event Amount of the assets of the Trust, as applicable after the holders of Trust Units have received a distribution therefrom in an amount equal to any accumulated but unpaid Priority Distributions but before any further distribution therefrom is made to the Priority Unitholder, any accumulated but unpaid Subordinated Distributions. Thereafter any further distributions from the applicable Capital Event Amount or the assets of the Trust, as applicable, to the holders of Units of either class shall be made pro rata and *pari passu.*

If a Capital Event occurs, the Priority Distributions and Subordinated Distributions will be adjusted as agreed to by the independent directors of the General Partner, using the definition of independence as provided in securities laws.

A "**Capital Event**" means the occurrence of any of the following events: (i) a sale of material assets of the Trust; (ii) the total or constructive total loss, or partial loss, of material assets of the Trust as a result of a casualty; (iii) a compulsory transfer or taking under threat of compulsory transfer by a governmental

authority; or (iv) the occurrence of any event referred to in clauses (i) to (iii) above in relation to any person in which the Trust is a securityholder.

A "**Capital Event Amount**" means, in respect of a particular Capital Event, any amount received by the Trust in respect of such Capital Event, which the Trustee upon the recommendation of the Board of Directors, determines will not be re-deployed or reapplied by the Trust and shall be distributed to Unitholders.

Subordinated Units

Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit (the "**Priority Distributions**") to holders of Trust Units during that quarter, and (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied, as described below. If these targets are not satisfied, any deficiency will be borne by holders of the Subordinated Units, distributions on which will be reduced to the extent necessary to support the continued payment of Priority Distributions on the Trust Units and any applicable deficiency in such distributions.

Distributions on the Trust Units will be cumulative, such that the amount of any deficiency in the Priority Distributions will accumulate for a period of 12 months. Payments of deficiencies in the Priority Distributions will be made in priority to distributions on the Subordinated Units. Any such accumulated deficiency not satisfied by a distribution by the Trust within 12 months of the date it arose will cease to be payable (i.e., distributions on the Subordinated Units will not be reduced to fund such accumulated deficiency to the extent that some or all of such accumulated deficiency arose more than 12 months before the date on which such payment is to be made).

Following payment of the Priority Distributions and any deficiency in the Priority Distributions accumulated during the preceding 12 months, holders of Subordinated Units will be entitled to a distribution in an amount equal to $0.10 per Subordinated Unit per month (the "**Subordinated Distributions**"), such amount to be accumulated and paid at the end of each fiscal quarter.

Deficiencies in payment of Subordinated Distributions shall be accumulated and paid in a subsequent quarter in respect of such Distribution Periods, but only after payment of the Priority Distributions in respect of such Distribution Periods, any deficiency in Priority Distributions accumulated during the preceding 12 months and the Subordinated Distributions in respect of such subsequent Distribution Periods, and provided that any accumulated unpaid portion or deficiency on Subordinated Distributions not satisfied by a distribution by the Trust within 12 months of the date such unpaid portion or deficiency arose shall cease to be payable.

After payment of all Priority Distributions and Subordinated Distributions (including any unpaid Priority Distributions and Subordinated Distributions accumulated during the preceding 12 months), distribution of Distributable Cash shall be made to Unitholders pro rata and *pari passu.*

Holders of Subordinated Units are entitled to notice of, and to attend and vote at, all meetings of holders of Units.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Deed of Trust allows for the creation of Special Voting Units which will enable the Trust to provide voting rights to holders of

exchangeable securities that may be issued by the Corporation or other direct or indirect subsidiaries of the Trust in connection with exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Deed of Trust. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Unitholders as may be prescribed by the Trustee or the Board of Directors in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Consolidated Capitalization

As of December 31, 2006, there were 26,765,094 Trust Units, 1,510,000 Subordinated Units and no Special Voting Units issued and outstanding.

Exchange Right

Holders of Subordinated Units have the right to convert into Trust Units on a one-for-one basis at any time after (and the subordination provisions will only apply until) the end of the first fiscal year ending on or after December 31, 2008 where the Trust has earned EBITDA (derived from audited financial statements) of at least $47 million (the "**EBITDA Target**") and the Trust has paid distributions of at least $1.20 per Trust Unit (the "**Distribution Target**") for such fiscal year. For the purposes of the subordination provisions, EBITDA will be calculated and adjusted in a manner consistent with the definition of EBITDA set forth in this prospectus. See "Non-GAAP Measures".

Approvals

All Trust Unit Veto Matters (as defined below) and Subordinated Unit Veto Matters (as defined below) must be approved by a special resolution and by 66⅔% of the holders of Trust Units or Subordinated Units, as applicable, voted in respect of the matter.

A "**Trust Unit Veto Matter**" means a proposal to implement any of the following: (i) adding, changing or removing the rights, privileges, restrictions or conditions attaching to the Trust Units; unless such proposal makes a similar addition, change or removal to the rights, privileges, restrictions or conditions attaching to the Subordinated Units; and (ii) amending the Deed of Trust in any manner materially adverse to a holder of Trust Units that is not similarly adverse to a holder of Subordinated Units.

A "**Subordinated Unit Veto Matter**" means a proposal to implement any of the following: (i) adding, changing or removing the rights, privileges, restrictions or conditions attaching to the Subordinated Units; unless such proposal makes a similar addition, change or removal to the rights, privileges, restrictions or conditions attaching to the Trust Units; and (ii) amending the Deed of Trust in any manner materially adverse to a holder of Subordinated Units that is not similarly adverse to a holder of Trust Units.

The Deed of Trust also provides that the Trust will not, subject to certain exceptions: (a) issue or distribute additional Trust Units or rights to subscribe therefor or other property or assets to all or substantially all of the holders of Trust Units, nor subdivide, reduce, consolidate, reclassify or otherwise change the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to, the Subordinated Units (or in the rights of the holders thereof) is made simultaneously; or (b) issue or distribute additional Subordinated Units or rights to subscribe therefor or other property or assets to all or substantially all of the holders of Subordinated Units, nor subdivide, reduce, consolidate, reclassify or otherwise change the rights, privileges or other terms of the

Subordinated Units, unless the same or an equivalent distribution on, or change to the Trust Units (or in the rights of the holders thereof) is made simultaneously.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Deed of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any Person in connection with: (i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations or the activities or affairs of the Trust; (iii) any actual or alleged act or omission of the Trustee or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to the Deed of Trust); (iv) any act or omission of the Trustee or any other Person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to the Deed of Trust); (v) any transaction entered into by the Trustee or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to the Deed of Trust); or (vi) except as provided in the Deed of Trust, any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee or by any other Person on behalf of or in connection with the activities or affairs of the Trust. The Deed of Trust also provides that no Unitholder, in its capacity as a Unitholder, shall be liable to indemnify the Trustee or any other person with respect to any liabilities of the Trust. Notwithstanding the foregoing, to the extent that any Unitholder, in its capacity as such, is found by a court of competent jurisdiction to be subject to or liable in respect of any such liability, the Deed of Trust provides that such liability shall be enforceable only against, and shall be satisfied only out of, that Unitholder's share of the Trust Assets represented by its Units.

The Deed of Trust further provides that all contracts signed by or on behalf of the Trust shall include a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Deed of Trust, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered remote. In addition, the *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer, as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustees of the trust.

Issuance of Units

The Deed of Trust provides that Units including installment receipts, subscription receipts, rights, warrants, special warrants or options to subscribe for Units or debt instruments that are convertible into or exchangeable for Units, may be created and issued on such terms and conditions and at such time or times as the Trustee or the Board of Directors may determine.

Cash Distributions

Subject to the subordination of the Subordinated Units the Trustee shall, upon the recommendation of the General Partner, on or before each Distribution Record Date, declare payable to the Unitholders of record on such Distribution Record Date, all of the Distributable Cash of the Trust for the Distribution Period. The proportionate share of each Unit of the amount of such Distributable Cash shall be determined by dividing such amount by the number of issued and outstanding Units on such Distribution Record Date. In addition, the Trustee may, upon the recommendation of the General Partner, declare to be payable and make distributions to Unitholders, from time to time, out of the income of the Trust, net realized capital gains, the capital of the Trust or otherwise.

It is expected that Distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

Redemption Right

Each Unitholder is entitled to require the Trust to redeem, at any time and from time to time, at the demand of the Unitholder, all or any part of the Units registered in the name of the Unitholder, upon delivery to the Trust of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed notice requiring redemption. If a global unit certificate has been issued by the Trust, notice must also be provided to the Canadian Depository for Securities Limited. Upon receipt by the Trust of the notice to redeem Units, the holder thereof shall cease to have any rights with respect to the Units tendered for redemption other than to receive a price per Unit equal to:

(a) in the case of a Trust Unit, the lesser of: (i) 95% of the "market price" of the Units on the principal exchange or market on which the Trust Units are quoted for trading during the 10 consecutive trading day period ending on the trading day immediately prior to the date on which the Units are tendered for redemption; and (ii) 100% of the "closing market price" on the principal exchange or market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption (the "**Cash Redemption Price**"); and

(b) in the case of a Subordinated Unit (i) prior to the date the holders of Subordinated Units have the right to convert to Trust Units, a portion of the Cash Redemption Price in respect of such Subordinated Unit (the "**Subordinated Redemption Price**") calculated pursuant to the following formula:

SRP=R*A/B

SRP means the Subordinated Redemption Price.

R = the Cash Redemption Price (determined as if the Subordinated unit was a Trust Unit);

A = the number of quarters in which the Trust has met the quarterly EBITDA Target and Distribution Target while the Subordinated Units have been outstanding;

B = for the period from the Closing Date until December 31, 2008: 10; and

for the period after December 31, 2008: 10 plus the number that is 4 multiplied by the number of completed fiscal years after December 31, 2007,

provided that if A = nil or the Subordinated Redemption Price as calculated above would be less than $3.00, the Subordinated Redemption Price shall be the lesser of $3.00 and the Cash Redemption Price; and (ii) following the date the holders of Subordinated Units have the right to convert to Trust Units, the Cash Redemption Price.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units on the principal exchange or market on which the Trust Units are listed and posted for trading for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price; but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the exchange or market provides only the highest and lowest prices of Trust Units traded on a particular day; and provided further that if, in the opinion of the Board of Directors, the trading activity of the Trust Units for the relevant period does not result in a trading price that represents the fair market value of a Trust Unit, the "market price" shall be an amount determined by the General Partner in good faith in its sole discretion and provided further that any such determination by the General Partner shall be conclusive and binding. The "closing market price" shall be an amount equal to the closing price of a Trust Unit on the applicable exchange or market if there was a trade on that date and the applicable exchange or market provides a closing price; an amount equal to the simple average of the highest and lowest trading prices of a Trust Unit if there was trading and the exchange or other market provides only the highest and lowest prices of a Trust Unit traded on a particular day; or the simple average of the last bid and last ask prices if there was no trading on the specified date.

The Cash Redemption Price or Subordinated Redemption Price payable in respect of any Units surrendered for redemption during any calendar month shall be paid by cheque no later than the last day of the calendar month following the month in which the Units were surrendered for redemption. The entitlement of Unitholders to receive a cheque upon the redemption of their Units is subject to the limitation that the total amount payable by the Trust in respect of such Units and all other Units tendered for redemption in the same calendar month shall not exceed $100,000 provided that, the Trustee may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Cash Redemption Price and Subordinated Redemption Price payable in respect of Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month as follows: (i) firstly, a cash payment by the Trust to the extent applicable; and (ii) secondly, by a distribution of Series 2 Business Notes in a principal amount equal to the remainder.

The entitlement of each Unitholder to require the Trust to redeem Units for cash will not be applicable to Units tendered for redemption where at the time the Trust Units are tendered for redemption, the outstanding Trust Units are not listed on any exchange or market which the General Partner considers in its sole discretion, provides representative fair market value prices for the Units or the normal trading of the outstanding Units is suspended or halted on the redemption date or for more than five trading days during the 10 consecutive trading day period ending on the trading day immediately prior to the redemption date.

It is anticipated that this redemption right will not be the primary mechanism for holders of Units to dispose of their Units. Securities held by the Trust which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to

develop in such securities. Securities held by the Trust may not be qualified investments for trusts governed by Plans.

Non-Resident Unitholders

At no time may Non-Residents be the beneficial owners of more than 49% of the Units, on a basic and fully-diluted basis, then outstanding. The Trustee or the General Partner may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trustee or the General Partner becomes aware that the beneficial owners of 49% of the Units (or rights to acquire Units) then outstanding are, or may be, Non-Residents or that such a situation is imminent, the Trustee or the General Partner may make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a Person unless the Person provides a declaration that the Person is not a Non-Resident. If, notwithstanding the foregoing, the Trustee or the General Partner determines that more than 49% of the Units are held by Non-Residents, the Trustee or the General Partner may send a notice to Non-Resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee or the General Partner may consider equitable and practicable, requiring such Non-Resident holders to sell their Units or a specified portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee or the General Partner with satisfactory evidence that they are not Non-Residents within such period, the Trustee may, on recommendation of the General Partner on behalf of such Unitholders, cause such Units to be sold and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the affected Unitholders shall cease to be holders of the relevant Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units. No liability shall accrue to the Trust, the Trustee or the General Partner if the Units of Non-Resident Unitholders are sold at a loss to such Unitholder. Notwithstanding the foregoing, the Trustee and the General Partner, as the case may be, shall not enforce such restriction if a legal opinion, advanced tax ruling, Department of Finance comfort letter or any combination thereof has been received and based on such opinion and/or documentation the Trustee and/or the General Partner, as the case may be, is of the view, acting reasonably, that the failure to enforce such provisions will not result in the Trust ceasing to be a "mutual fund trust" for the purposes of the Tax Act.

Meetings of Unitholders

The Deed of Trust provides that annual meetings of Unitholders shall be called on or before June 30 in each year or otherwise as required by applicable laws, at a time and at a place in Canada set by the General Partner. The business transacted at such meetings shall include the presentation of the consolidated audited financial statements of the Trust for the immediately preceding fiscal year, the authorizing and directing of the passing of a resolution of the Trust for the election of Directors for the ensuing year, the appointment of the auditors of the Trust for the ensuing year and the transaction of such other business as may be properly brought before the meeting.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, upon a written request of the holders of not less than 5% of the Units then outstanding and entitled to be voted. A requisition must, among other things, specify in reasonable detail the purpose or purposes for which the meeting is to be called.

Unitholders may attend and vote at all meetings of voting Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 5% of the outstanding Units shall constitute a quorum for the transaction of business at all such meetings.

The Deed of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Reporting to Trust Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants which has an office in Canada. The consolidated audited financial statements of the Trust, together with the comparative consolidated financial statements for the preceding year, if any, and the report of the auditors, will be mailed by the Trustee to Unitholders at least 21 days prior to the date of each annual meeting of Unitholders and, in any event, on or before any earlier date prescribed by applicable securities laws. The unaudited quarterly consolidated financial statements of the Trust for each fiscal quarter, together with comparative consolidated financial statements for the same fiscal quarter in the preceding fiscal year, if any, will be mailed by the Trustee to Unitholders within 45 days after the end of such fiscal quarter and, in any event, on or before any earlier date prescribed by applicable securities laws. The year-end of the Trust shall be December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities laws.

Takeover Bids

The Deed of Trust contains provisions to the effect that if a takeover bid is made for the Units and not less than 90% of the Units (other than Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

Valiant Trust Company is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Units and issuing Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to Unitholders. The Deed of Trust provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly and in good faith with a view to the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Trustee may resign on giving not less than 90 days' notice in writing to the General Partner (or such shorter notice as the General Partner may agree to). The Trustee may also be removed by ordinary resolution of the Unitholders. Such resignation or removal shall not become effective until (a) the approval by ordinary resolution at a meeting of Unitholders called for that purpose, (b) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee or the Trustee to be removed, and (c) an assumption by the new Trustee of all obligations of the Trustee related thereto in the same capacities as the resigning Trustee or the Trustee to be removed.

Delegation of Authority, Administration and Trust Governance

The Trust will not be managed by a third party manager. The Trust will be managed by the management of the General Partner. The Trustee, on behalf of the Trust, has entered into the Administration Agreement pursuant to which the General Partner will provide certain administrative services and facilities to the Trust.

The Trustee may grant broad discretion to the General Partner to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions for and on behalf of the Trust.

Liability of the Trustee

Neither the Trustee nor any of its directors, officers, employees, shareholders or agents shall be liable to any Unitholder for any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed; and depreciation of, or loss to, the Trust incurred by reason of the sale of any asset; the loss or disposition of monies or securities; or any other action or failure to act including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by the General Partner or any other Person to perform the duties delegated to it under the Deed of Trust or under the Administration Agreement or any failure by the General Partner to pay monies owed to the Trust, unless and to the extent such liabilities arise principally and directly the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents or a breach by the Trustee of a restriction of the powers granted to it under the Deed of Trust. If the Trustee has retained an appropriate expert, advisor or legal counsel with respect to any matter connected with its duties under the Deed of Trust, the Trustee may act or refuse to act (provided it is done in good faith) based on the advice of such expert, advisor or legal counsel, and the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert, advisor or legal counsel that it is reasonable to conclude is within the expertise of such expert, advisor or legal counsel to give. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Deed of Trust, the Trustee is and shall be conclusively deemed to be acting as trustee of the Trust Assets and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust. In addition, the Deed of Trust contains other customary provisions limiting the liability of the Trustee.

Amendments to the Deed of Trust

The Deed of Trust may be amended or altered from time to time by special resolution of the Unitholders, provided that the Trustee may, without the consent, approval or ratification of any of the Unitholders or any other Person, amend the Deed of Trust for the purpose of:

(a) ensuring the Trust's continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental agency or authority having jurisdiction over the Trustee or the Trust;

(b) making amendments which, in the opinion of the Trustee, provides additional protection or added benefits for the Unitholders;

(c) removing any conflicts or inconsistencies in the Deed of Trust or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders;

(d) making amendments which, in the opinion of the Trustee, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws or policies of any governmental agency or authority having jurisdiction over the Trustee or the Trust;

(e) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustee is of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable; or

(f) to provide for the electronic delivery by the Trust to the Unitholders of documents relating to the Trust (including annual and quarterly reports and financial statements and proxy-related materials) in accordance with applicable laws from time to time,

but, notwithstanding the foregoing, no such amendment shall be adopted which causes the Trust to fail to qualify as a "mutual fund trust" under the Tax Act, without the consent of the Unitholders given as set out above. In addition, no such amendment shall modify the right to one vote per Unit or reduce the undivided interest in the Trust Assets represented by any Unit without the consent of the holder of such Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending the Deed of Trust or altering the acquisition provisions of the Deed of Trust without the unanimous consent of the Unitholders.

Termination of the Trust

The Unitholders may vote to terminate the Trust by special resolution at any meeting of the Unitholders duly called for that purpose.

Unless the Trust is earlier terminated by vote of the Unitholders, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on July 6, 2006. In the event that the Trust is wound-up, the Trustee will sell and convert into money all Trust Assets in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders. If the Trustee is unable to sell all or any of the securities or other assets comprising the Trust Assets by the date set for termination, the Trustee may distribute the remaining securities or assets directly to the Unitholders. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the securities and other assets together with any cash forming part of the Trust Assets among the Unitholders in accordance with their pro rata share.

Restrictions on Trustee's Powers

The Trustee may not under any circumstances whatsoever authorize:

(a) any amalgamation, arrangement or other merger of the Petrowest Business Trust, the Business Trustee, the General Partner or Acquisitionco or any subsidiary thereof with any other Person, other than any amalgamation, arrangement or other merger of the General Partner with one or more direct or indirect wholly-owned subsidiaries of the Trust or in conjunction with an internal reorganization with an affiliate or subsidiary of the General Partner;

(b) any sale or disposition of any common shares of the General Partner or Business Notes held by the Trust or any other sale, lease or exchange of all or substantially all of the Trust Assets, except pursuant to an in specie redemption, pursuant to any security granted under the Deed of Trust, pursuant to any internal reorganization as a result of which the Trust has the same interest, whether direct or indirect, in the assets of the trust as the interest, whether direct or indirect, that it had prior to the reorganization or where any

such sale, lease or exchange is effected between or among the Trust and any one or more of:

(i) the General Partner;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iii) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to above; and

(iv) any partnership, the only partners of which are Persons referred to above;

(c) any sale, lease or exchange of all or substantially all of the assets of the General Partner or any subsidiary thereof, except pursuant to any security granted by the General Partner or the Partnerships, pursuant to any internal reorganization with an affiliate or subsidiary of the General Partner or the Partnerships, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) the Trust;

(ii) the General Partner;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to above; and

(v) any partnership, the only partners of which are Persons referred to above;

(d) any amendment to the articles of the General Partner to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Trust;

(e) for so long as there are any Subordinated Units outstanding, the issuance and distribution of additional Trust Units or rights to subscribe therefor or other property or assets to all or substantially all of the holders of Trust Units, or the subdivision, reduction, consolidation, reclassification of, or other change to, the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to the Subordinated Units (or in the rights of the holders thereof) is made simultaneously; or

(f) for so long as there are any Trust Units outstanding, the issuance and distribution of additional Subordinated Units or rights to subscribe therefor or other property or assets to all or substantially all of the Subordinated Unitholders, or the subdivision, reduction, consolidation, reclassification of, or other change to, the rights, privileges or other terms of the Subordinated Units, unless the same or an equivalent distribution on, or change to the Trust Units (or in the rights of the holders thereof) is made simultaneously;

in each case, without the approval of the Unitholders by special resolution at a meeting of Unitholders called for that purpose.

The General Partner

The General Partner is a corporation incorporated under the ABCA and a direct wholly-owned subsidiary of Petrowest Business Trust. The General Partner is Petrowest Energy Services Ltd.

The General Partner provides administrative and managerial services to the Trust and will provide such services to Petrowest Business Trust, pursuant to the Administration Agreement. See "Material Contracts – Administration Agreement".

The General Partner, in its capacity as general partner of the Partnerships, is responsible for the management of the Partnerships. See "Information Concerning Petrowest – The Partnerships".

Petrowest Energy Services Business Trust

The Business Deed of Trust contains provisions substantially similar to those of the Deed of Trust. The principal differences between the Petrowest Business Deed of Trust and the Deed of Trust are those described below. The description below is a summary and is qualified entirely by the complete provisions of the Petrowest Business Deed of Trust. A copy of the Petrowest Business Deed of Trust is available via the internet at www.sedar.com.

General

Petrowest Business Trust is an unincorporated, open-ended, limited purpose mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Business Deed of Trust. It is a limited purpose trust and its activities will be restricted to, among other things:

(a) participating in the acquisition of energy service businesses, including the Acquisitions;

(b) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, in any of securities issued by the Partnerships including investing in securities of the Partnerships' subsidiaries and borrowing funds for that purpose;

(c) investing in any other securities and in any other investments as the General Partner or Business Trustee may determine and borrowing funds for that purpose;

(d) temporarily holding cash in interest bearing accounts and short-term investments for the purposes of making investments, paying the expenses and the liabilities of the Petrowest Business Trust, paying amounts payable by the Petrowest Business Trust in connection with the redemption of any Business Units or other securities of the Petrowest Business Trust and making distributions to holders of Business Units;

(e) issuing Business Units or securities convertible into or exchangeable for Business Units for the purpose of obtaining funds to conduct any of the activities of the Petrowest Business Trust, completing any acquisition of securities or any other assets for the benefit of the Petrowest Business Trust;

(f) issuing debt securities, including the Business Notes, provided recourse shall be limited to the assets of the Petrowest Business Trust (including debt securities convertible into or exchangeable for Petrowest Business Trust Units or other securities of the Petrowest Business Trust) or otherwise borrowing and mortgaging, pledging, charging, granting a

security interest in or otherwise encumbering any of the assets of the Petrowest Business Trust as security;

(g) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of the Partnerships or the General Partner, or any of their direct or indirect subsidiaries, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the assets of the Petrowest Business Trust, including securities issued by the Partnerships or the General Partner or any direct or indirect subsidiary, as security for that guarantee;

(h) disposing of any part of the assets of the Petrowest Business Trust;

(i) repurchasing, redeeming or otherwise acquiring securities of the Petrowest Business Trust, including pursuant to any issuer bid made by the Petrowest Business Trust;

(j) satisfying the obligations, liabilities or indebtedness of the Petrowest Business Trust;

(k) performing all acts necessary, incidental, ancillary or related to any of the foregoing; and

(l) undertaking such other activities or taking such other actions to conduct the business of the Petrowest Business Trust as shall be approved by the Business Trustee from time to time.

As at the date hereof the Petrowest Business Trust does not intend to hold securities of any entities other than shares of Acquisitionco and the General Partner and partnership interests in the Partnerships, except in connection with its short-term cash management.

Exercise of Voting Rights Attached to Common Shares of the General Partner

The Business Deed of Trust provides that Unitholders will be entitled to pass an ordinary resolution directing the Business Trustee as to the persons to be elected to the Board of Directors for the ensuing year.

Restrictions on the Powers of the Trustee of Petrowest Business Trust

The Petrowest Business Deed of Trust states that the Business Trustee may not, without approval by special resolution of the holders of Business Units, authorize or vote the securities held by it to authorize:

(a) any amalgamation, arrangement or other merger of the General Partner, Acquisitionco or the Partnerships with any other Person, except with one or more direct or indirect wholly-owned subsidiaries of the Petrowest Business Trust or the Trust or in conjunction with an internal reorganization with an affiliate or subsidiary of the Partnerships or the Petrowest Business Trust;

(b) the winding-up or dissolution of the Partnerships prior to the end of the term of the Petrowest Business Trust, except in conjunction with an internal reorganization with an affiliate or subsidiary of the Partnerships or the Petrowest Business Trust; or

(c) any sale, lease or exchange of all or substantially all of the assets of the Petrowest Business Trust, except pursuant to any security granted by the Petrowest Business Trust or to any internal reorganization of the direct or indirect assets of the Petrowest Business

Trust as a result of which the Petrowest Business Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Petrowest Business Trust and any one or more of:

(i) the Trust;

(ii) the Partnerships;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Petrowest Business Trust or the Trust;

(iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) through (iii) above; and

(v) any partnership, the only partners of which are Persons referred to in (i) through (iv) above; or

(d) any sale, lease or exchange of all or substantially all of the assets of the Partnerships except pursuant to any security granted by the Partnerships, except pursuant to any internal reorganization with an affiliate or subsidiary of the Trust, the Petrowest Business Trust or the Partnerships, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) the Trust;

(ii) the Petrowest Business Trust;

(iii) the Partnerships;

(iv) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust, the Petrowest Business Trust or the Partnerships;

(v) any trust or trusts, the sole beneficiaries of which are the Petrowest Business Trust and/or any of the Persons referred to in (i) through (iv); and

(vi) any partnership, the only partners of which are Persons referred to in (i) through (v) above.

Redemption Right

The Business Units are redeemable at any time on demand by the holders thereof upon delivery to the Petrowest Business Trust of a duly completed and properly executed notice requiring the Petrowest Business Trust to redeem the Business Units, in a form reasonably acceptable to the Business Trustee, together with the certificates representing the Business Units to be redeemed and written instructions as to the number of Business Units to be redeemed. Upon tender of Business Units by a holder thereof for redemption, the holder of the Business Units tendered for redemption will no longer have any rights with respect to such Business Units other than the right to receive the redemption price for such Business Units. The redemption price for each Business Unit tendered for redemption will be equal to:

$$\frac{(A \times B) - C}{D}$$

Where:

A = the cash redemption price per Unit calculated as of the close of business on the Redemption Date in accordance with the terms of the Deed of Trust;

B = the aggregate number of Units outstanding as of the close of business on the Redemption Date;

C = the aggregate unpaid principal amount and accrued interest thereon of the Business Notes and any other indebtedness of the Petrowest Business Trust held by or owed to the Trust and the fair market value of any other assets or investments held by the Trust (other than Business Notes or Business Units) as of the close of business on the Redemption Date; and

D = the aggregate number of Business Units outstanding held by the Unitholders as of the close of business on the Redemption Date.

The Business Trustee will also be entitled to call for redemption, at any time, all or part of the outstanding Business Units registered in the name of the holders thereof other than the initial unit of the Petrowest Business Trust at the same redemption price as described above for each Petrowest Business Trust Unit called for redemption, calculated with reference to the date the Business Trustee approved the redemption of Business Units.

Distributions

The Petrowest Business Trust intends to make monthly cash distributions to the Trust of its available cash, after satisfaction of its interest obligations, if any, and less any estimated cash amounts required for costs, expenses, liabilities, obligations or other amounts of the Petrowest Business Trust, any cash redemptions or repurchases of Business Units, Business Notes or other securities of the Petrowest Business Trust, amounts retained to comply with limits or restrictions in loan agreements, allowances for contingencies in working capital, investments or acquisitions, any amount determined to be appropriate to retain for a reserve to stabilize distributions and income tax liability. Such distributions will be paid on or before the 15th day of the month following the end of the distribution period and are intended to be received by the Trust prior to its related cash distribution to Trust Unitholders.

The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of the Petrowest Business Trust for such year as is necessary to ensure that the Petrowest Business Trust will not be liable for ordinary income taxes under the Tax Act in such year.

If the Business Trustee determines that the Petrowest Business Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the pro rata issuance of additional Business Units having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the trustee, to be available for the payment of such distribution. The value of each Petrowest Business Trust Unit so issued will be the redemption price thereof.

Any Business Units transferred to Unitholders pursuant to a distribution in specie may be subject to resale and transfer restrictions and cannot be resold or transferred except as permitted by applicable securities law.

Business Notes

The following is a summary of the material attributes and characteristics of the Business Notes which will be issued by the Petrowest Business Trust under the Note Indenture. This summary is qualified in its entirety by reference to the provisions of the Note Indenture which contains a complete statement of those attributes and characteristics.

Business Notes will be issuable in Canadian currency. Business Notes are issuable in denominations of $100 and integral multiples of $100. No fractional Business Notes will be issued or distributed and where the number of Business Notes to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number.

Series 2 Business Notes will be reserved by the Petrowest Business Trust to be issued exclusively to holders of Units as full or partial payment of the redemption price of Units, as the Trustees may decide or, in certain circumstances, be obliged to issue. Series 3 Business Notes will be reserved by the Petrowest Business Trust to be issued exclusively as full or partial payment of the redemption price of Series 1 Business Notes.

Interest and Maturity

The Series 1 Business Notes issued at the closing of the Initial Public Offering are payable on demand, mature on the 10th anniversary of the date of issuance and bear a fixed rate of interest, payable monthly in arrears on the 10th day of each calendar month that such Series 1 Business Notes are outstanding. Each Series 2 Note will mature on a date which is no later than the first anniversary of the date of issuance thereof and bear interest at a market rate to be determined by the Business Trustee at the time of issuance thereof, payable monthly in arrears on the 10th day of each calendar month that such Series 2 Note is outstanding. Each Series 3 Note will mature on the same date as the Series 1 Business Notes and bear interest at a market rate to be determined by the Business Trustee at the time of issuance thereof, payable monthly in arrears on the 10th day of each calendar month that such Series 3 Note is outstanding.

Payment upon Maturity

On maturity, the Petrowest Business Trust will repay the Business Notes by paying to the trustee under the Note Indenture in cash an amount equal to the principal amount of the outstanding Business Notes which have then matured, together with accrued and unpaid interest thereon.

Redemption

The Business Notes will be redeemable in whole or in part (at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, if any, payable in cash or, in the case of a redemption of Series 1 Business Notes in cash, in specie payment of the Redemption Price in Series 3 Business Notes or a combination thereof) at the option of the Petrowest Business Trust prior to maturity.

Ranking and Postponement

The Business Notes will be direct, unsecured obligations of the Petrowest Business Trust ranking *pari passu* with all other unsecured obligations of the Petrowest Business Trust other than senior indebtedness. Payment of the principal amount and interest on the Business Notes will be postponed in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness which will be defined as all indebtedness, liabilities and obligations of the Petrowest Business Trust which, by the terms of the instrument creating or evidencing

the same, will be expressed to rank in right of payment in priority to the indebtedness evidenced by the Note Indenture. The Note Indenture provides that upon any distribution of the assets of the Petrowest Business Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Petrowest Business Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Business Notes are entitled to receive any payment.

Default

The Note Indenture provides that any of the following shall constitute an event of default:

- default in payment of the principal of the Business Notes when the same becomes due and the continuation of such default for a period of 30 days;
- default in payment of any interest due on any Business Notes and continuation of such default for a period of 90 days;
- default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given to the Business Trustee specifying such default and requiring the Petrowest Business Trust to rectify the same; and
- certain events of dissolution, liquidation, reorganization or other similar proceedings relative to the Petrowest Business Trust.

The provisions governing an event of default under the Note Indenture and remedies available thereunder do not provide protection to the holders of Business Notes which would be comparable to the provisions generally found in debt securities issued to the public.

The Partnerships

The following is a summary of the material attributes and characteristics of the Partnerships and the Partnership Agreements, and is qualified in its entirety by the provisions of the Partnership Agreements. A copy of the Partnership Agreements are available via the internet at www.sedar.com. See "Material Contracts".

General

The Partnerships are limited partnerships formed under the laws of the Province of Alberta. The General Partner is the general partner of the Partnerships, and Acquisitionco and Petrowest Business Trust are the only limited partners of the Partnerships. The Partnerships are each authorized to issue an unlimited number of Class A GP Units, which may only be issued to the General Partner, as well as an unlimited number of Class B Common LP Units and Class C Preferred LP Units. The units of the Partnerships have the right to receive distributions as described below. Each limited partner of a Partnership is entitled to one vote for each Partnership unit held.

Distributions

The amount of cash or other property distributed, if any, by each of the Partnerships to the partners in respect of any period will be determined by the General Partner. Unless otherwise determined by the General Partner, all cash payments and other distributions made to partners will be made on the basis of (i) an amount to Acquisitionco in respect of its Class C Preferred LP Units; and (ii) the remaining net

income to Petrowest Business Trust in respect of its Class B Common LP Units (or 99.999% of the remaining net income if the General Partner declares payable to the holders of Class A GP Units, 0.001% of such net income) after the deduction of the amount payable to the holders of the Class C Preferred LP Units; and (iii) in the sole discretion of the General Partner, 0.001% of the remaining net income in respect of its Class A GP Units.

The Partnerships intend to make monthly cash distributions to the partners on or before the 10th day of each calendar month so that they are received by Petrowest Business Trust prior to its related cash distribution to holders of Business Units. The Partnerships may make distributions at any other time that the General Partner determines.

Allocation of Net Income and Losses

Net income, capital gains or income of the Partnerships for tax purposes and all other items of income, gain, proceeds of disposition and recapture of the Partnerships which are allocable for purposes of the Tax Act or any other relevant taxing statute for any fiscal year shall be allocated at the end of each fiscal year of the Partnerships in the following order or priority:

(a) to the General Partner as the holder of the Class A GP Units to the extent of cash distributions paid to it in such fiscal year;

(b) to Acquisitionco as the holder of the Class C Preferred LP Units to the extent of the cash distributions paid to it in such fiscal year;

(c) to Petrowest Business Trust as the holder of the Class B Common LP Units to the extent of the cash distributions paid to it in such fiscal year; and

(d) as to the balance, to the General Partner.

Net losses, capital losses and other losses of the Partnerships for tax purposes and all other items of loss, deduction and credit of the Partnerships which are allocated for purposes of the Tax Act or any other relevant tax statute for any fiscal year shall be allocated to the General Partner.

The fiscal year end of the Partnerships is December 31.

Where a distribution of property other than cash results in income or the allocation of an amount to the partners for the purpose of computing the income, taxable income or loss or other amount of the partners under the Tax Act or other relevant taxing statute, the income or amount shall be allocated to the partner receiving the distribution.

Amendment

The Partnership Agreements may be amended only in writing and with the consent of the limited partners given by a resolution passed by not less than 66⅔% of the votes cast by partners entitled to vote at a duly convened meeting or a resolution in writing by partners entitled to vote who collectively hold not less than 66⅔% of the Partnership units. Notwithstanding the foregoing, no amendment may be made that would have the effect of reducing a partner's share of the income or assets of the Partnership, reducing the interest in the Partnership of the partners (unless all of the partners consent thereto), changing in any manner any allocation for tax purposes, changing the liability of any limited partner, allowing any limited partner to exercise control over or management of the business of the Partnership, changing the right of a

limited partner or the General Partner to vote at any meeting, or changing the Partnership from a limited partnership to a general partnership.

The General Partner may, without prior notice to or consent from any limited partner of the Partnership, amend from time to time any provision of the Partnership Agreement if such amendment is: (a) in the opinion of the General Partner, based on counsel's recommendation, for the protection or benefit of the limited partners or the Partnership or to cure an ambiguity or to correct or supplement any provision contained therein that may be defective or inconsistent with any other provision contained herein, and the amendment does not and will not, in the opinion of the General Partner, materially adversely affect the rights of any limited partner; (b) for the purpose of reflecting the admission, substitution, withdrawal or removal of limited partners in accordance with the Partnership Agreement; (c) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership in which the limited partners have limited liability under applicable legislation; or (d) a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to enable limited partners to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws.

DIRECTORS AND OFFICERS

General

In accordance with the terms of the Shareholders Agreement, the Unitholders, in their capacity as holders of Units of the Trust, will be entitled to direct the Trustee as to the appointment of the Board of Directors.

The following table sets out information concerning the current Directors and executive officers of the General Partner, including the positions currently held by them, their principal occupations during the preceding five years and the year in which they were first elected a director of the General Partner. Directors of the General Partner stand for election at each annual meeting of shareholders of the General Partner and hold office until the next annual meeting or until their successors have been duly elected. The current term of each of the Directors will expire at the next annual meeting of shareholders of the General Partner, which is anticipated to take place shortly after the annual meeting of Unitholders of the Trust, which is scheduled to take place on May 31, 2007.

Name and Municipality of Residence	Position with General Partner	Principal Occupations for Last Five Years	Became a Director	Number and Class of Securities Held
Kenneth N. Drysdale[3] Grande Prairie, Alberta	President, Chief Executive Officer and Director	March 1996 until November 2005, President of Kendal Pipeline & Oilfield Services Ltd. From November 2005 to present, private businessman.	July 6, 2006	362,005 Trust Units 250,000 Subordinated Units
John B. Paul, CA Calgary, Alberta	Chief Financial Officer	Vice-President, Chief Financial Officer and Manager of Special Projects of Willbros MSI Canada Inc. or predecessors until May 2006. From May 2006 to present, Chief Financial Officer of Petrowest.	Not applicable	11,000 Trust Units 100,000 Subordinated Units

Name and Municipality of Residence	Position with General Partner	Principal Occupations for Last Five Years	Became a Director	Number and Class of Securities Held
D. Hugh Gillard(1)(2)(3) Calgary, Alberta	Chairman and Director	From June 2003 to March 2006 President and Chief Executive Officer of Kelso Energy Inc. Currently the Principal of Saddleback Resources Ltd., a private company involved in equity investments and advisory roles in the energy sector.	July 6, 2006	30,000 Trust Units 20,000 Subordinated Units
Rene Amirault, CGA(1)(2) Calgary, Alberta	Director	From August 1994 to January 2006, various positions at CCS Income Trust. From September 2001 to January 2006, Vice President of Corporate Development of CCS Income Trust. From January 2006 to present, independent businessman.	July 6, 2006	84,000 Trust Units 20,000 Subordinated Units
Gerald A. Romanzin, CA(1)(2) Calgary, Alberta	Director	Executive Vice President of the TSX Venture Exchange from November 1999 to April 2002 and acting President of the TSX Venture Exchange from December 2001 to April 2002. Since April 2002, independent businessman.	July 6, 2006	13,000 Trust Units 20,000 Subordinated Units
Walter DeBoni(2)(3) Calgary, Alberta	Director	Independent businessman; From February 2002 to November 2005, Vice-President, Canada Frontier & International Business of Husky Energy Inc. and prior to February 2002, President and Chief Executive Officer of Bow Valley Energy Ltd.	October 18, 2006	10,000 Trust Units
Bradley D. Markel Calgary, Alberta	Corporate Secretary	Partner, Bennett Jones LLP.	Not applicable	20,000 Trust Units 5,000 Subordinated Units

Notes:

(1) Member of Audit Committee.
(2) Member of Compensation Committee.
(3) Member of Health, Safety and Environmental Committee.

As of December 31, 2006, the Directors and executive officers of the General Partner, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 945,005 Units, representing approximately 3.3% of the issued and outstanding Units. Included in this amount owned, controlled or directed are 530,005 Trust Units and 415,000 Subordinated Units. The information as to Trust Units and Subordinated Units beneficially owned, not being within the knowledge of the Trust, has been furnished by the respective Directors and executive officers of the General Partner individually.

There are potential conflicts of interest to which the Directors and officers of the General Partner may be subject in connection with the operations of the General Partner. Some of the Directors and officers are engaged and will continue to be engaged in other business pursuits within the oil and gas and oilfield services industries, on their own behalf and on behalf of other corporations and situations may arise

where the Directors and officers will be in direct competition with Petrowest. Conflicts of interest, if any, that arise will be subject to and governed by the procedures prescribed by the ABCA, which require a director or officer of a corporation who is party to, or is a director or an officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the corporation to disclose his interest and to refrain from voting on any matter in respect of such contract, unless otherwise permitted under the ABCA. The ABCA also requires the Directors and officers of the General Partner to act honestly and in good faith with a view to the best interests of the General Partner Energy.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Annual Information Form, to the knowledge of the Trust no Director or officer of the General Partner or person that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than ten percent of the outstanding Units or any associate or affiliate of any of such persons has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Trust, the General Partner, Acquisitionco or the Partnerships.

AUDIT COMMITTEE INFORMATION

The full text of the Audit Committee's charter is included in Appendix A of this AIF.

The Audit Committee consists of three Directors, Gerald Romanzin (Chair), Rene Amirault and Hugh Gillard, each of whom is independent in accordance with applicable Canadian securities legislation. The relevant education and experience of each Audit Committee member is outlined below.

Gerald A. Romanzin, CA, Director

Gerald A. Romanzin is an independent businessman and has served as a director of the administrator of each of Crescent Point Energy Trust from March 2004, Focus Energy Trust from August 2002, as a director of Kereco Energy Ltd. from January 2005 and as a trustee of Trimac Income Fund since February 2005. Mr. Romanzin graduated from the University of Calgary with a Bachelor of Commerce and is a Chartered Accountant.

Rene Amirault, Director

Mr. Amirault has over 25 years experience in the energy industry. Mr. Amirault held various positions with Imperial Oil Ltd. from 1981 to 1994 including marketing, project management, finance and accounting capacities. Mr. Amirault held various roles at Canadian Crude Separators Inc. (CCS) and CCS Income Trust from August 1994 to January 2006, including Vice President roles in Sales and Marketing, Business Development and Corporate Development. Mr. Amirault was Vice President of Corporate Development of CCS Income Trust, or its predecessor companies, from September 2001 to January 2006, during which time his responsibilities included business development, acquisitions, strategic planning and investor relations. Mr. Amirault is a director of Arrowhead Water Products Ltd., a public company traded on the TSX Venture Exchange.

Mr. Amirault received a Certified General Accountant designation in June 1985.

D. Hugh Gillard, Chairman of the Board and Director

Mr. Gillard has over thirty years of business experience in the oil and gas industry and is the Principal of Saddleback Resources Ltd., a private company involved in equity investments and advisory roles in the energy sector. From June 2003 to March 2006 he was President, Chief Executive Officer and a director of Kelso Energy Inc., a publicly traded junior oil and gas company. Kelso Energy Inc. subsequently merged with COSTA Energy Ltd where he continued to serve as a director until December 2006. From 1999 to 2000 he was President, Chief Operating Officer and a director of PrimeWest Energy Trust. From 1990 to 1998, he was employed by CanWest Gas Marketing Inc., a private producer owned gas marketing company. During this period Mr. Gillard initially served as Vice President, Gas Supply and then later as President and Chief Executive Officer. From 1972 to 1989, he held several senior positions with Ashland Oil Canada, Dome Petroleum and Amoco Canada.

Mr. Gillard currently serves as a director of Crescent Point Energy Trust, Creststreet Power Income Fund and as a director (Chairman) of Petrowest Energy Services Trust, all publicly traded entities. He also served as a director of Point North Energy Ltd. from October 2005 to November 2006. In September 2006, Point North Energy Ltd. filed for bankruptcy protection due to circumstances arising from events that occurred *prior* to Mr. Gillard being appointed to the Board.

Mr. Gillard is a graduate of the University of Calgary (Commerce) and the Stanford Business School Executive Program. He is a past member of the Management Advisory Council (University of Calgary) and is currently a Director and past Chairman of the Hospice Calgary Board of Directors.

Auditors' Fees

The following table provides information about the fees billed to the Trust for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2006:

	2006
PricewaterhouseCoopers LLP	
Audit Fees (1)	$ 305,000
Audit-Related Fees (2)	757,000
Tax Fees (3)	137,900
All Other Fees	39,375
Total	**$1,239,275**

Notes:

(1) Audit fees consist of fees for the audit of the Trust's annual financial statements, the review of the Trust's interim financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Trust's financial statements and are not reported as Audit Fees. During fiscal 2006, the services provided in this category included services in connection with the Initial Public Offering.

(3) Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2006, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

MATERIAL CONTRACTS

General

The only contracts entered into by the Trust or any of its subsidiaries within the past two years that can reasonably be regarded as material to an investor in the Units, other than contract entered into in the ordinary course of business, are as follows:

- the Deed of Trust described under "Information Concerning Petrowest – The Trust";
- the Business Deed of Trust described under "Information Concerning Petrowest - Petrowest Business Trust";
- the Partnership Agreements described under "Information Concerning Petrowest – The Partnerships";
- the Administration Agreement described under "Material Contracts–Administration Agreement";
- the Shareholders Agreement described under "Material Contracts – Shareholders Agreement";
- the Note Indenture described under "Information Concerning the Trust –The Petrowest Business Trust";
- the Escrow Agreement described under "Escrowed Securities"; and
- the Credit Agreement described under "General Development of the Business – Recent Developments".

Shareholders Agreement

In accordance with the terms of the Shareholders Agreement, the Unitholders, in their capacity as holders of Units of the Trust, will be entitled to direct the Trustee as to the appointment of the Board of Directors.

Administration Agreement

The Trust has entered into the Administration Agreement with the General Partner pursuant to which the General Partner, a wholly-owned subsidiary of Petrowest Business Trust, the Petrowest Business Trust and the general partner of the Partnerships, have agreed to provide or arrange for the provision of services required in the administration and management of the Trust and the Petrowest Business Trust. The General Partner is responsible for overseeing and managing the affairs of the Trust and its subsidiaries.

The General Partner's duties with respect to the administration of the Trust and the Petrowest Business Trust under the Administration Agreement include (i) ensuring compliance by the Trust, its affiliates and subsidiaries with all continuous disclosure obligations under applicable securities legislation, including the preparation of financial statements; (ii) providing investor relations services; (iii) providing or causing to be provided to Unitholders all information that Unitholders are entitled to receive under the Deed of Trust, including relevant information with respect to income taxes; (iv) convening meetings of Unitholders and distributing required materials, including notices of meetings and information circulars, in respect of all such meetings; (v) attending to all administrative and other matters arising in connection with any redemptions of Units; (vi) monitoring the status of Units as qualified investments under the Tax Act for trusts governed by Plans; (vii) providing assistance in negotiating the terms of any financing

required by the Trust; and (viii) generally providing all other services as may be necessary, or as requested by the Trustee, for the administration of the Trust. The General Partner also provides similar services to the Petrowest Business Trust.

The Administration Agreement has an initial term of ten years.

LEGAL PROCEEDINGS

Neither the Trust nor any of its subsidiaries are party to, nor is the Trust aware of, any contemplated or threatened, legal proceedings that might reasonably be considered to have a material effect on the Trust or its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Units is Valiant Trust Company at its offices in Calgary, Alberta and its co-agent in Toronto, Ontario is BNY Trust Company of Canada.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, are the Trust's auditors and such firm has prepared an opinion with respect to the Trust's consolidated financial statements as at and for the fiscal year ended December 31, 2006. PricewaterhouseCoopers LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information, including information as to the remuneration of Directors and officers of the General Partner and principal holders of the Trust's securities will be contained in the Information Circular of the Trust to be provided for the Annual Meeting of Unitholders of the Trust to be held on May 31, 2007. Additional financial information is provided in the Trust's Financial Statements and MD&A for the year ended December 31, 2006, which, together with other information concerning the Trust, may be found on SEDAR at www.sedar.com.

Upon request the Trust will provide to any person:

(i) one copy of this AIF together with one copy of any document, or the pertinent pages of any document, incorporated herein by reference;

(ii) one copy of the Trust's audited financial statements for the year ended December 31, 2006, together with the report of the auditors thereon, and one copy of any of the Trust's interim financial statements subsequent to such audited financial statements;

(iii) one copy of the Trust's Management Information Circular provided for the Annual Meeting of the Unitholders of the Trust to be held on May 31, 2007; and

(iv) one copy of any other document that is incorporated by reference in a preliminary short form prospectus or short form prospectus, if securities of the Trust are in the course of distribution.

Copies of these documents may be obtained upon request to the offices of Petrowest, Suite 204, 10605 Westside Drive, Grande Prairie, Alberta, T8V 8E6, telephone (780) 830-0881 or facsimile (780) 830-0882.

Additional information relating to Petrowest may be found on SEDAR at www.sedar.com.

APPENDIX A
PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.
AUDIT COMMITTEE TERMS OF REFERENCE

1. Establishment of Audit Committee

Pursuant to the Deed of Trust between Valiant Trust Company, Petrowest Energy Services General Partner Ltd. (the "Corporation") and the initial settlor dated July 6, 2006 which created Petrowest Energy Services Trust (the "Trust" and, together with all subsidiary entities, "Petrowest") and pursuant to the Administration Agreement dated July 6, 2006 between the Trust and the Corporation, the Corporation, as the Administrator of the Trust, is responsible for the supervision, administration and management of all general and administrative affairs of the Trust. To discharge that responsibility, the Board is obligated by the *Business Corporations Act* (Alberta) to supervise the management of the business and affairs of Petrowest. The Board's supervisory function involves Board oversight or monitoring of all significant aspects of the management of Petrowest's business and affairs.

Public financial reporting and disclosure by Petrowest are fundamental to Petrowest's business and affairs and to its status as a publicly listed enterprise. The objective of the Board's monitoring of Petrowest's financial reporting and disclosure is to gain reasonable assurance of the following:

(a) that Petrowest complies with all applicable laws, regulations, rules, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure;

(b) that the accounting principles, significant judgements and disclosures which underlie or are incorporated in Petrowest's financial statements are the most appropriate in the prevailing circumstances;

(c) that Petrowest's quarterly and annual financial statements (including management's discussion and analysis ("MD&A")) and Annual Information Forms ("AIF") are accurate within a reasonable level of materiality and present fairly Petrowest's financial position and performance in accordance with generally accepted accounting principles ("GAAP"); and

(d) that appropriate information concerning the financial position and performance of Petrowest is disseminated to the public in a timely manner in accordance with corporate and securities law and with stock exchange regulations.

To assist the Board in its monitoring of Petrowest's financial reporting and disclosure and to conform to applicable corporate and securities law, the Board has established the Audit Committee (the "Committee") of the Board.

2. Role of the Committee

The role of the Committee is to assist the Board in its oversight of the integrity of the financial and related information of Petrowest, including its financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of Petrowest. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them.

3. Composition of Committee

(a) Size - The Committee shall be appointed annually by the Board and consist of at least three members from among the directors of Petrowest.

(b) Qualifications – All members of the committee (the "Members") must be "independent" and "financially literate" in accordance with Multilateral Instrument 52-110-*Audit Committees*. At least one Member of the Committee should have "accounting or related financial expertise" (i.e., the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP).

(c) The Board shall designate the Chairman of the Committee.

(d) In the event of a vacancy arising in the Committee or a loss of independence of any Member, the Committee will fill the vacancy within six weeks or by the following annual securityholders' meeting if sooner.

4. Specific Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

(a) Financial Information and Reporting

(i) review, prior to public release, Petrowest's annual and quarterly financial statements with management and the external auditors to gain reasonable assurance that the statements are accurate within reasonable levels of materiality, complete, represent fairly Petrowest's financial position and performance and are in accordance with GAAP and report thereon to the Board before such financial statements are approved by the Board;

(ii) receive from the external auditors reports on their review of the annual and quarterly financial statements;

(iii) receive from management a copy of the representation letter provided to the external auditors and receive from management any additional representations required by the Committee;

(iv) review, prior to public release, all news releases issued by Petrowest with respect to Petrowest's annual and quarterly financial statements; and

(v) review prospectuses, material change disclosures of a financial nature, management discussion and analysis, annual information forms, business acquisition reports and similar disclosure documents to be issued by Petrowest;

(b) **Accounting Policies**

(i) review with management and the external auditors the appropriateness of Petrowest's accounting policies, disclosures, key estimates and judgments, including changes or variations thereto;

(ii) obtain reasonable assurance that the accounting policies, disclosures, key estimates and judgments are in compliance with GAAP from management and external auditors and report thereon to the Board;

(iii) review with management and the external auditors the degree of conservatism of Petrowest's underlying accounting policies, key estimates and judgments along with quality of financial reporting; and

(iv) participate, if requested, in the resolution of disagreements between management and the external auditors;

(c) **Annual Audit Plan**

(i) the Committee, in consultation with management and the external auditors, shall develop an annual Audit Committee plan responsive to the Committee's responsibilities as set out in these Terms of Reference. In addition, the Committee, in consultation with management and the external auditors, shall develop and participate in a process for review of important financial topics that have the potential to impact Petrowest's financial disclosure; and

(ii) the plan will be focused primarily on the annual and interim financial statements and MD&A of Petrowest; however, the Committee may at its sole discretion, or the discretion of the Board, review such other matters as may be necessary to satisfy the Committee's Terms of Reference;

(d) **Risk and Uncertainty**

(i) acknowledging that it is the responsibility of the Board, in consultation with management, to identify the principal business risks facing Petrowest, determine Petrowest's tolerance for risk and approve risk management policies, the Committee shall focus on financial risk and gain reasonable assurance that financial risk is being effectively managed;

(ii) review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board in a timely fashion;

(iii) review foreign currency, interest rate and commodity price risk mitigation strategies, including the use of derivative financial instruments;

(iv) review the adequacy of insurance coverages maintained by Petrowest; and

(v) review regularly with management, the external auditors and Petrowest's legal counsel, any legal claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of Petrowest and the manner in which these matters have been disclosed in the financial statements;

(e) **Financial Controls and Control Deviations**

(i) review the plans of the external auditors to gain reasonable assurance that the evaluation and testing of internal financial controls is comprehensive, coordinated and cost-effective;

(ii) review with external auditors (and internal auditors, if appointed) their assessment of internal controls, their written reports for improvement, and management's response and follow up to any identified weaknesses;

(iii) receive regular reports from management and the external auditors on all significant deviations from GAAP or other Company internal control processes or indications which may suggest fraud and the corrective activity undertaken in respect thereto; and

(iv) institute a procedure that will permit any employee, including management employees, to bring to the attention of the Board or the Committee concerns relating to financial controls and reporting which are material in scope and which cannot be addressed, in the employee's judgement, through existing reporting structures in Petrowest.

(f) **Compliance with Laws and Regulations**

(i) receive and review regular reports from management and others (e.g. external auditors) with respect to Petrowest's compliance with laws and regulations having a material impact on the financial statements including tax and financial reporting laws and regulations and legal withholding requirements; and

(ii) review the filing status of Petrowest's tax returns and those of its subsidiaries or related entities;

(g) **Relationship with External Auditors**

(i) recommend to the Board the nomination of the external auditors;

(ii) pre-approve the remuneration and the terms of engagement of the external auditors as set forth in the Engagement Letter. The Chairman of the Committee hereby has the authority to pre-approve non-audit services which may be required from time to time;

(iii) review the performance of the external auditors annually or more frequently as required;

(iv) receive annually from the external auditors an acknowledgement in writing that the securityholders, as represented by the Board and the Committee, are their primary client;

(v) receive a report annually from the external auditors with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services by Petrowest;

(vi) review with the external auditors the scope of the audit, the areas of special emphasis to be addressed in the audit, and the materiality levels which the external auditors propose to employ;

(vii) meet with the external auditors at least once a year in the absence of management to determine, inter alia, that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditors or the reporting of their findings to the Committee;

(viii) establish effective communication processes with management and Petrowest's external auditors to assist the Committee to monitor objectively the quality and effectiveness of the relationship among the external auditors, management and the Committee;

(ix) establish a reporting relationship between the external auditors and the Committee such that the external auditors can bring directly to the Committee matters that, in the judgement of the external auditors, merit the Committee's attention. In particular, the external auditors will advise the Committee of any disagreements between management and the external auditors regarding financial reporting and how such disagreements were resolved;

(x) the Committee will pre-approve all non-audit services to be provided to Petrowest by the external auditors. The Committee may delegate to one or more members the authority to pre-approve non-audit services, provided that the member report to the Committee at the next scheduled meeting such pre-approval and the member comply with such other procedures as may be established by the Committee from time to time; and

(xi) the Committee will develop guidelines for the hiring of any partner, employee or tax professional from the external auditors and for audit partner rotation;

(h) **Other Responsibilities and Procedures**

(i) after consultation with the Chief Financial Officer and the external auditors, gain reasonable assurance, at least annually, of the quality and sufficiency of Petrowest's accounting and financial personnel and other resources;

(ii) the Committee shall have the authority to investigate any financial activity of Petrowest; and

(iii) the Committee may retain persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of Petrowest without any further approval of the board;

(i) **Process for Handling Complaints about Accounting Matters**

(i) be responsible for establishing procedures for the receipt, retention and treatment of complaints received by Petrowest regarding accounting, internal accounting controls or auditing matters; and

(ii) be responsible for establishing procedures for the confidential, anonymous submission by employees of Petrowest of concerns regarding questionable accounting or auditing matters.

5. Administrative Matters

(a) The Committee shall ensure that management advises the external auditors of the names of the Committee members and provides notice of and invites, where appropriate, the external auditors to attend meetings of the Committee. The Committee shall ensure that the external auditors are heard at those meetings on matters relating to the auditor's duties.

(b) The Committee shall meet with the external auditors at least quarterly and otherwise as it deems appropriate to consider any matter that the Committee or the external auditors determine should be brought to the attention of the Board or shareholders.

(c) The Committee shall meet at least four times each year. The Chairman may call additional meetings as required.

(d) The Committee shall have the right to determine who shall and who shall not be present at any time during a Committee meeting.

(e) The Committee shall be given access to senior management of Petrowest and all documents as required to fulfill its responsibilities and shall be provided with the resources necessary to carry out its responsibilities.

(f) The secretary to the Committee shall be either the Corporate Secretary or his/her delegate. Minutes of the meetings or the Committee will be recorded, maintained and signed by the Chair and the Secretary of the meeting.

(g) A copy of the minutes of each meeting of the Committee shall be provided to each director of Petrowest in a timely fashion.

(h) Audit Committee meetings may be held in person, by video conference, by means of telephone or by a combination of the foregoing.

(i) Notice of the time and place of each meeting may be given orally, or in writing (including by electronic means) or by facsimile to each member of the Audit Committee at least 48 hours prior to the time fixed for such meeting. Notice shall also be given to the external auditors. Any member and the external auditors may, in any manner, waive notice of the meeting. Attendance of a member or the external auditors at a meeting shall constitute waiver of notice of the meeting except where a member or the external auditors attend the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

(j) A majority of members, present in person or by video conference, by means of telephone or combination thereof, shall constitute a quorum.

6. Review

The members of the Committee with input from all Board members and management, will review this mandate at least annually or, where circumstances warrant, at such shorter interval as is necessary, to determine if further additions, deletions or other amendments are required.

Auditors' Report

To the Directors of Petrowest Energy Services Trust

We have audited the consolidated balance sheet of **Petrowest Energy Services Trust** as at December 31, 2006 and the consolidated statements of earnings and cash flows for the period from July 6, 2006 to December 31, 2006. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2006 and the results of its operations and its cash flows for the period from July 6, 2006 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

"Pricewaterhouse Coopers LLP"

Chartered Accountants
Calgary, Alberta
March 22, 2007

Petrowest Energy Services Trust
Consolidated Balance Sheet
December 31, 2006

	$000's
Assets	
Current assets	
Cash and cash equivalents	9,312
Accounts receivable	38,498
Prepaid expenses and other	1,517
Inventory	3,454
	52,781
Property and equipment (note 5)	90,881
Equipment under construction	417
Intangible assets (note 6)	53,438
Goodwill (note 4)	98,068
	295,585
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	20,296
Current portion of obligations under capital leases (note 8)	87
Distributions payable	3,245
Purchase price adjustment payable (note 4)	6,422
	30,050
Obligations under capital leases (note 8)	169
Revolving equipment loan (note 7)	15,000
	45,219
Unitholders' Equity	
Units (note 9)	257,279
Contributed surplus	358
Accumulated earnings	3,379
Accumulated cash distributions to unitholders	(10,650)
	250,366
	295,585

Commitments (notes 4 and 13)

See accompanying notes to the consolidated financial statements

Approved on behalf of the board:

("signed")
Ken Drysdale

("signed")
Gerald Romanzin

Petrowest Energy Services Trust
Consolidated Statement of Earnings

From the period July 6, 2006 to December 31, 2006 (1)

	$000's
Revenue (note 14)	46,736
Expenses	
Operating expenses	32,842
General and administrative	1,798
Interest	273
Amortization	8,609
	43,522
	3,214
Other income	
Gain on disposal of property and equipment	78
Interest income	87
	165
Net earnings for the period, accumulated earnings end of period	3,379
Net earnings per unit - basic and diluted (note 9)	$0.12

See accompanying notes to the consolidated financial statements

(1) Commercial operations of the Trust commenced September 7, 2006.

Petrowest Energy Services Trust

Consolidated Statement of Cash Flows

From the period July 6, 2006 to December 31, 2006 (1)

	$000's
Cash provided by (used in)	
Operating activities	
Net earnings for the period	3,379
Items not affecting cash	
Amortization of tangible assets	5,824
Amortization of intangible assets	2,785
Unit-based compensation	358
(Gain) on disposal of property and equipment	(78)
	12,268
Changes in non-cash working capital	
Accounts receivable	(850)
Prepaid expenses	(837)
Inventory	704
Accounts payable and accrued liabilities	(7,295)
	3,990
Financing activities	
Unitholder distributions	(7,405)
Proceeds from revolving equipment loan	15,000
Issue of trust units – net of costs	129,628
	137,223
Investing activities	
Acquisition of Acquired Companies - cash to vendors net of cash acquired and working capital adjustments	(95,114)
Retirement of acquired debt	(22,698)
Proceeds on property disposals	4,385
Equipment under construction	(417)
Purchase of property and equipment	(18,057)
	(131,901)
Increase in cash	9,312
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	9,312
Supplementary information	
Interest paid	273
Income taxes paid	-
Non cash transactions	
Property and equipment purchase through capital leases	256
Units issued on acquisition (note 4)	127,651

See accompanying notes to the consolidated financial statements

(1) Commercial operations of the Trust commenced September 7, 2006.

1 Nature of the Organization

Petrowest Energy Services Trust ("Petrowest" or the "Trust") is an open-ended unincorporated mutual fund trust established under and governed by the laws of the Province of Alberta pursuant to the Deed of Trust dated July 6, 2006. Commercial operations of the Trust commenced on September 7, 2006.

Petrowest was created to hold, indirectly, controlling limited partner interests, hold the common shares of the general partner and invest in the businesses noted below. Petrowest is a business trust operating an energy services business through its indirect subsidiaries. Unitholders hold Units of Petrowest which in turn holds a 100% beneficial interest in the Petrowest Business Trust (the "Business Trust"). The Business Trust, via four limited partnerships with Petrowest Energy Services General Partner Ltd. as the general partner, hold the assets of the businesses historically operated by the Acquired Companies defined below. The four limited partnerships are involved in the construction, transportation, civil services and rentals industries.

Pursuant to a prospectus dated August 28, 2006, the Trust issued Units of the Trust and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies. The base purchase price of Acquired Companies was $230,934,992, subject to closing adjustments. The purchase price was funded by payment of $103,284,052 in cash and the issuance of Units by the Trust for proceeds of $127,650,940. The purchase transaction closed on September 7, 2006 and Petrowest began publicly trading on the Toronto Stock Exchange on that same day under the trading symbol PRW.UN.

The acquired assets representing the assets and business operations of the various Acquired Companies were then transferred to the four limited partnerships as follows:

Petrowest Rental Services LP ("Rentals")	
	Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd.
	Neuwest Equipment Rentals Inc.
Petrowest Transportation LP ("Transportation")	
	404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp.
	Murtron Hauling Ltd. and 815431 Alberta Ltd.
Petrowest Construction LP ("Construction")	
	Roy Larson Construction Ltd.
	Gordon Bros. Construction Ltd. and 332691 Alberta Ltd.
	310423 Alberta Ltd. operating as Wales Contracting Ltd.
Petrowest Civil Services LP ("Civil")	
	R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holdings Ltd.
	Safetymaster Rentals Corp.

(collectively, the "Acquired Companies")

All operations of Petrowest are located in western Canada, primarily in northwestern Alberta and northeastern British Columbia, where Petrowest provides services to the crude oil, oilsand and natural gas exploration and production customers. In addition, Petrowest provides services to the lumber, pulp and paper industries and various municipal, governmental and commercial customers for work on infrastructure development.

2 Summary of Significant Accounting Policies

Petrowest is made up of various subsidiaries and limited partnerships which, for the purposes of these financial statements, have been consolidated to reflect the operations relating to Petrowest. These financial statements are stated in Canadian dollars and have been prepared by the management of Petrowest in conformity with Canadian generally accepted accounting principles ("GAAP").

a) Cash and cash equivalents

Included in cash and cash equivalents are bank overdrafts.

b) Inventory

Inventory consists of gravel, spare equipment parts, tires, materials and supplies and is valued at the lower of cost and net realizable value with the cost being determined on a first-in, first-out basis.

c) Property and Equipment

Property and equipment assets recorded on the acquisition of the Acquired Companies have been recorded at the estimated fair market value of the assets at the date of acquisition. Property and equipment asset acquisitions incurred after the acquisition of the Acquired Companies are recorded at cost.

Amortization is applied to reduce the value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually.

Buildings, portable buildings and fencing	2%-10%
Heavy equipment	5%-25%
Vehicles	25%-35%
Trailers	5%-25%
Equipment	15%-40%
Office furniture and equipment	20%-30%
Communications, computer hardware and software	30%-60%
Equipment under capital lease	20%-67%
Leasehold improvements	Lease term

Management assesses the carrying amount of property and equipment assets for impairment when facts and circumstances indicate a potential impairment. If it is determined the estimated net recoverable amount, measured by either fair value, if applicable, or estimated by calculating the present value of expected cash flows from the asset, is less than the net carrying amount, a write-down to the asset's fair value is recognized during the period.

d) Equipment under construction

Certain modifications are required to capital assets prior to the asset being placed in service. Amortization is recorded from the date the asset is placed in service.

2 Summary of Significant Accounting Policies - continued

e) Goodwill

Goodwill represents the excess of purchase price of the Acquired Companies over the fair value of net assets acquired and liabilities assumed. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in impairment. Impairment is recognized based on the fair value of the business segment compared to the book value of the business segment. If the fair value of the business segment is less than the book value, impairment is measured by allocating the fair value of the segment to the identifiable assets and liabilities as if the Trust has been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the segment over the amounts assigned to the identifiable assets and liabilities is the implied value of the goodwill. Any excess of the book value of goodwill over the implied value of goodwill is the impairment amount. Impairment is charged to earnings and is not tax affected, in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

f) Intangible assets

Intangible assets, consisting of acquired customer relationships, brand and trade names and non-competition agreements are recorded at cost and amortized over their useful lives on a straight line basis, which is estimated to be between 5 and 10 years. Intangible assets are regularly evaluated by comparing their applicable estimated present value of future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

g) Revenue recognition

Petrowest's services are generally sold based upon contractual agreements or purchase orders with the customer that include fixed or determinable prices. Revenue in each of the Trust's operating segments is recognized when services are rendered or over the rental period and when collection can be reasonably assured.

h) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, stock based compensation and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. These estimates are reviewed periodically and as adjustments become necessary they are reported in earnings in the period in which they become known. Such estimates including providing initial valuation of assets on the acquisition of the Acquired Companies, amortization of property and equipment and intangible assets, recoverability of accounts receivable, valuation of intangible assets and goodwill are the areas most subject to estimation. Actual results could differ from these estimates.

2 Summary of Significant Accounting Policies - continued

i) Income taxes

Petrowest and its operating entities are taxable entities under the Income Tax Act of Canada; however, they are currently taxable only on income that is not distributed or distributable to the unitholders. As the Trust currently distributes all of its taxable income to the unitholders, no provision for income taxes has been made in these consolidated financial statements. Recent proposed changes to the Income Tax Act of Canada will result in a change to the status of Trust with respect to income taxes being levied on distributions.

On December 21, 2006 the Minister of Finance released for comment draft legislation concerning the taxation of certain publicly traded income trusts and partnerships with the exception of real estate investment trusts and, as a result, these entities will in effect be taxed as corporations on the amount of the non-deductible distributions. For entities such as the Trust that were publicly traded on October 31, 2006 the proposed rules, if passed into law, would not apply until 2011 provided the Trust does not violate the guidelines on "normal growth" as provided by the Minister. The amount of future income taxes to be recognized at the date of substantive enactment would be based on existing temporary differences that are expected to reverse after 2011, when the new tax rules take effect.

j) Stock based compensation

Options to purchase Trust Units granted under the Unit Option Plan are described in Note 10 of these financial statements. Unit based compensation is recognized in accordance with the fair-value based method of accounting. Compensation expense for unit options awarded under the plan is measured at estimated fair value at the grant date. This is done using a binomial valuation model and is recognized as unit-based compensation expense over the vesting period of the options granted.

k) Per unit amounts

Basic per unit amounts are calculated using the weighted average number of Trust Units outstanding during the period. Diluted per unit amounts are calculated by adding potentially dilutive option units to the weighted average number of Trust Units outstanding during the period. Basic and diluted amounts are calculated using the treasury stock method. Potentially dilutive option units are only considered dilutive and added if, and to the extent, that they are "in the money". Under this method, the diluted weighted average number of units is calculated assuming the proceeds for the exercise of the dilutive option units are purchased at the average market price for the period.

3 Seasonality

Petrowest's operations are in northern Alberta and northeast British Columbia. Accordingly, the operations are susceptible to the impacts of the seasons. Quarter one is in the winter months and is subject to frozen conditions, periods of extreme cold and snow. This is typically an extremely busy quarter for oil and gas exploration and development as drilling activity focuses on areas located in muskeg and swamp type conditions not normally accessible in a non-frozen state. Quarter two is generally the slowest period for Petrowest's operations. Spring time melt conditions result in soft, wet ground generally referred to as spring breakup, and the implementation of road bans which prevent heavy load transportation on roadways. Quarter

3 Seasonality - continued

three encompasses the summer months, and Petrowest's activity is average with work relating to oil and gas projects in areas that do not entail access through muskeg. Quarter four starts out similar to the summer activity and ramps up as the ground freezes and access is permitted.

4 Acquisitions

Pursuant to a prospectus dated August 28, 2006, Petrowest issued Units of the Trust and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies listed below (the "Acquisitions"). The estimated purchase price of Acquired Companies calculated as the base purchase price plus working capital less debt was $230,934,992, subject to post closing adjustments for actual working capital and debt and the sale of redundant assets. The purchase price was funded by an initial payment of $103,284,052 in cash and the issuance of Units by the Trust for proceeds of $127,650,940. In conjunction with Acquisitions, all debt and capital lease obligations were repaid by Petrowest through the use of proceeds from the offering.

Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd.
Neuwest Equipment Rentals Inc.
404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp.
Murtron Hauling Ltd. and 815431 Alberta Ltd.
Roy Larson Construction Ltd.
Gordon Bros. Construction Ltd. and 332691 Alberta Ltd.
310423 Alberta Ltd. operating as Wales Contracting Ltd.
R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holdings Ltd.
Safetymaster Rentals Corp.

The Acquisitions have been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. The purchase price valuations have been finalized subsequent to year end for all companies except for Northern Tractor Sales and Rentals Co. Ltd. and Fitzpatrick Co. Ltd. (collectively, "Northern Tractor"). The financial statements reflect the settled valuations for all companies with the exception of Northern Tractor. The final purchase price of Northern Tractor has been recorded based on management's best estimates, and is subject to change. A preliminary allocation of the consideration is as follows:

Net assets acquired	**$000's**
Cash acquired on acquisition	6,115
Accounts receivable	37,648
Prepaid expenses	680
Inventories	4,158
Accounts payable and accrued liabilities	(27,376)
Income taxes payable	(215)
Property and equipment	82,699
Intangibles	56,223
Goodwill	98,068
Total	258,000

4 Acquisitions - continued

Consideration given for value of shares and shareholder loans of acquired companies

Net cash to vendors	103,284
Cash repayment of working capital adjustments	(2,055)
Purchase price adjustment	6,422
Retirement of long-term debt and capital lease obligations	22,698
	130,349
Trust Units (12,765,094 units issued)	127,651
Total	258,000

Net working capital acquired on the Acquisitions includes cash, accounts receivable, inventory, prepaid expenses, income taxes recoverable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable. The purchase price was affected by the changes in working capital, shareholder loans and long-term debt from the date specified in the purchase and sale agreement to the date of closing. Changes in the balances for these items as the Trust realized on the value of working capital assets has affected the net consideration paid by the Trust to the owners which is estimated to be $4,366,236.

There is currently a dispute with Northern Tractor associated with the valuation of certain working capital items and the valuation of redundant assets retained by the vendor. The total disputed amount is $3,694,038. Arbitration on these amounts is expected to occur prior to the end of the third quarter of 2007 and adjustments required to the purchase price, if any, may be material.

On December 7, 2006 the Trust, in a secondary transaction, acquired specific equipment assets from two of the former vendors. These assets were acquired at estimated fair market value for a total of $13,194,116.

5 Property and Equipment

		$000's	
	Cost	**Accumulated Amortization**	**Net Book Value**
Buildings, portable buildings and fencing	3,384	100	3,284
Heavy equipment	79,712	4,625	75,087
Equipment under capital lease	256	9	247
Vehicles	2,561	280	2,281
Trailers	7,746	319	7,427
Equipment	2,282	341	1,941
Office furniture and equipment	171	23	148
Communications, computer hardware and software	445	25	420
Leasehold improvements	47	1	46
Total	96,604	5,723	90,881

6 Intangible Assets

	Cost	$000's Accumulated Amortization	Net Book Value
Non Competition Agreements	26,786	1,688	25,098
Brand and Trade Names	5,387	339	5,048
Customer Relationships	24,050	758	23,292
Total	56,223	2,785	53,438

7 Revolving Equipment Loan

The Trust has a $60 million credit facility available for growth capital, acquisition and working capital needs. Loan security is provided by a first charge debenture, a general security agreement and a general assignment of book debts. No principal repayments are required until 90 days after the end of the term of the loan. Principle is then repayable in twelve equal quarterly installments over 36 months. Interest is payable monthly at rates between prime and prime + 1.0% depending on the Trust's debt to EBITDA ratio. The term "EBITDA" is defined as: earnings before interest expenses net of interest income, gain on disposal of assets, amortization of property and equipment and amortization of intangible assets.

Current debt levels require payment of interest at prime.

As at December 31, 2006 the Trust had drawn $15,000,000 on its credit facility for use in the acquisition of equipment. The full amount has been classified as long term as the first quarterly installment payment, if requested at the end of the term in November of 2007, would not be due until February 2008.

Principal payments due in the next four years as at December 31, 2006 are as follows:

	$000's
2007	-
2008	5,000
2009	5,000
2010	5,000

8 Obligations Under Capital Leases

	$000's
Capital leases are repayable in monthly payments ranging from $867 to $3,597 per month including interest at rates ranging from 0% to 7.5% and maturing on various dates to 2009	256
Less: Obligations under capital leases due in one year	(87)
	169

Estimated principal repayments as at December 31, 2006 are as follows

2007	87
2008	87
2009	87
	261
Less imputed interest	5
	256

9 Unitholders' Capital

a) Unitholders' Capital
Authorized

The Trust is authorized to issue an unlimited number of Trust Units. Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month distributions in priority to any payments on the Subordinated Units.

The Trust is authorized to issue an unlimited number of Subordinated Units. Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit to holders of Trust Units during that quarter, and, (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied.

All distributions are subject to general board approval as set out in the Trust Agreement.

The Trust is authorized to issue an unlimited number of Special Voting Units which are not entitled to any distributions. No Special Voting Units have been issued to date.

Issued

	Outstanding	$000's
Trust Units issued for cash net of issue costs	14,000,000	128,118
Trust Units issued on acquisitions (note 4)	12,765,094	127,651
Total Units	26,765,094	255,769
Subordinated Units		
Issued for cash	1,510,000	1,510
Issued for promissory notes	-	3,020
Less: Amount issued for promissory notes	-	(3,020)
Basic and fully diluted	28,275,094	257,279

Trust Units were issued on closing of the initial public offering on September 7, 2006 at a price of $10.00 per unit. Trust issue costs in conjunction with the offering were $11,882,043.

Prior to the IPO, the Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that may be forgiven at the option of the Trust over three years if the subscriber remains as a director, officer or employee of Petrowest.

10 Stock Based Compensation

Petrowest implemented a stock option plan whereby options to acquire Trust Units may be granted to directors, officers, employees and consultants.

The aggregate number of Trust units issuable upon the exercise of options outstanding under the plan at any time may not exceed 10% of the issued and outstanding Trust Units. The period during which an option granted under the Plan is exercisable may not exceed five years from the date such option is granted. The options issued under the Plan vest 1/3 after one year, 1/3 after two years and 1/3 after three years.

10 Stock Based Compensation – continued

As at December 31, 2006	Number of options outstanding	Weighted average exercise price
Granted – September 7, 2006	2,605,000	$10.00
Expired	-	-
Outstanding, December 31, 2006	2,605,000	$10.00
Exercisable, December 31, 2006	-	-

The total value of stock based compensation for options issued to employees and directors was calculated using a binomial option pricing model to estimate the fair value of stock options on the date of grant. The assumptions made for the options granted in 2006 are as follows.

Expected volatility	30 %
Risk-free interest rate	4.5 %
Expected life of options	5 years
Dividend yield	12.0 %

The Trust recorded compensation expense and contributed surplus of $357,984 for the period to December 31, 2006. Compensation expense has been included in general and administrative expenses.

11 Related Party Transactions

Petrowest paid rents for office space for a building owned by an executive officer of Petrowest in the amount of $58,721. Prior to period end the company exercised its option to purchase the office building for the sum of $854,393.

Petrowest paid rents for office and shop space under leases entered into with certain former vendors in the amount of $453,921. Future lease commitments associated with the transactions are included in note 13.

Transactions were estimated to equal fair market value.

12 Financial Instruments

Fair values of financial assets and liabilities
Petrowest's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, purchase price adjustment payable, distributions payable, obligations under capital leases and bank indebtedness. The fair value of these financial instruments, with the exception of bank indebtedness and capital lease obligations, approximates their carrying values due to their relatively short term to maturity of the instruments. The fair value of the capital lease obligations is not practicably determinable. The fair value of bank indebtedness approximates carrying values as the interest rates approximate market rates.

Interest Rate Risk
Petrowest is exposed to interest rate risk which bears fixed and variable rates of interest through its capital lease obligations and bank indebtedness.

Credit Risk
Petrowest is exposed to credit risk on accounts receivables due from its customers. Management routinely assesses the financial strengths of customers and monitors exposure for credit losses.

13 Commitments

The Trust has entered into operating leases for office and shop premises and equipment that provide for minimum annual lease payments as follows:

	$000's
2007	9,279
2008	7,514
2009	5,666
2010	4,012
2011	2,530

14 Segmented Information

The Trust determines its reportable segments based on the structure of its operations, which are primarily focused on four principal business segments – Construction, Transportation, Civil and Rentals. The accounting policies followed by these business segments are the same as those described in the summary of significant accounting policies. The following is selected financial information for each business segment.

			$000's			
	Construction	Transportation	Civil	Rentals	Corporate	Total
Total Revenue	14,148	16,289	14,235	3,930	-	48,602
Less inter-segment revenue	(539)	(609)	(414)	(304)	-	(1,866)
Revenue	13,609	15,680	13,821	3,626	-	46,736
Operating and general and administrative	9,709	12,735	8,838	1,663	1,695	34,640
Interest Expense	17	16	98	2	140	273
Interest income	(10)	(4)	(10)	(41)	(22)	(87)
Gain on disposal of equipment	(4)	(32)	(74)	25	7	(78)
Amortization	2,947	2,326	1,999	1,310	27	8,609
Net Income	950	639	2,970	667	(1,847)	3,379

14 Segmented Information-continued

Selected balance sheet items	Construction	Transportation	Civil	Rentals	Corporate	Total
Property and equipment	28,543	18,782	22,212	19,932	1,412	90,881
Intangibles	15,829	19,498	9,481	8,630	-	53,438
Goodwill	26,762	31,504	26,211	13,591	-	98,068

All transactions between segments were initially recorded at approximate market rates. Transactions between segments have been eliminated on consolidation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) is dated March 22, 2007. The MD&A should be read in conjunction with Petrowest Energy Services Trust's ("Petrowest" or the "Trust") audited consolidated financial statements as at and for the period ended December 31, 2006, as well as the MD&A's of the "Acquired Companies" contained in the Trust's prospectus dated August 28, 2006. The Trust was formed on July 6, 2006, and commenced trading on the TSX on September 7, 2006. This date should be viewed as the effective start of commercial operations.

FINANCIAL HIGHLIGHTS

$000's except per unit amounts, margins and ratios	For the period ended December 31, 2006
Financial Results	
Revenue	46,736
EBITDA	12,096
EBITDA margin	25.9%
Net earnings	3,379
Cash provided by operating activities before changes in non-cash working capital	12,268
Cash provided by operating activities	3,990
Total assets	295,585
Total liabilities	45,219
Unitholders' equity	250,366
Financial Position and Liquidity	
Working capital	22,731
Working capital ratio	1.76: 1
Total long-term debt	15,169
Net debt (total debt less cash and cash equivalents)	5,944
Weighted average number of units outstanding – basic and diluted	28,275,094
Cash provided by operating activities per unit	$ 0.141
Cash provided by operating activities before changes in non-cash working capital per unit	$0.434
Distributions per unit	$ 0.37667
Payout ratio	91.2%
Net earnings per unit – basic and diluted	$ 0.12
Unit price – December 31, 2006	$ 8.20

BASIS OF PRESENTATION

The financial data presented below has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The reporting and the measuring currency is the Canadian dollar.

FORWARD LOOKING STATEMENTS

Certain information and statements contained in this MD&A constitute forward-looking information, including the anticipated costs associated with the purchase of capital equipment, expectations concerning the nature and timing of growth within the various business units operated through affiliates of the Trust, expectations respecting the competitive position of such business units, expectations concerning the financing of future business activities, statements as to future economic and operating conditions, oil sands production and investment, oil sands reserves and revenues from oil and gas and non-oil and gas activities. **Readers should review the cautionary statement respecting forward-looking information that appears below.**

The information and statements contained in this MD&A that are not historical facts are forward-looking statements. Forward-looking statements (often, but not always, identified by the use of words such as "seek", "plan", "continue", "estimate", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "expect", "may", "anticipate" or "will" and similar expressions) may include plans, expectations, opinions, or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management as at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These factors include, but are not limited to, such things as changes in industry conditions (including the levels of capital expenditures made by oil and gas producers and explorers), the credit risk to which the Trust is exposed in the conduct of its business, fluctuations in prevailing commodity prices or currency and interest rates, the competitive environment to which the various business units are, or may be, exposed in all aspects of their business, the ability of the Trust's various business units to access equipment (including parts) and new technologies and to maintain relationships with key suppliers, the ability of the Trust's various business units to attract and maintain key personnel and other qualified employees, various environmental risks to which the Trust's business units are exposed in the conduct of their operations, inherent risks associated with the conduct of the businesses in which the Trust's business units operate, timing and costs associated with the acquisition of capital equipment, the impact of weather and other seasonal factors that affect business operations, availability of financial resources or third-party financing and the impact of new laws or changes in administrative practices on the part of regulatory authorities. Forward-looking information respecting the anticipated costs associated with the purchase of capital equipment are based upon historical prices for various classes of equipment, expectations relating to the impact of inflation on the future cost of such equipment and management's views concerning the negotiating leverage of the Trust and its affiliates. Forward-looking information concerning the nature and timing of growth within the various business units is based on the current budget of the Trust (which is subject to change), factors that affected the historical growth of such business units, sources of historic growth opportunities and expectations relating to future economic and operating conditions. Forward-looking information concerning the future competitive position of the Trust's business units is based upon the current competitive environment in which those business units operate, expectations relating to future economic and operating conditions and current and announced build programs and other expansion plans of other organizations that operate in the energy service business. Forward-looking information concerning the financing of future business activities is based upon the financing sources on which the Trust and its predecessors have historically relied and expectations relating to future economic and operating conditions. Forward-looking information concerning future economic and operating conditions is based upon historical economic and operating conditions, opinions of third-party analysts respecting anticipated economic and operating conditions. Although management of the Trust believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. ***Accordingly, readers should not place undue reliance upon any of the forward-looking information set out in this MD&A.*** *All of the forward looking statements of the Trust contained in this MD&A are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Trust is exposed are described under "Key Risks and Uncertainties" herein and under "Risk Factors" in the Trust's prospectus dated August 28, 2006. In addition, prior to March 31, 2007 the Trust will file an Annual Information Form which will include disclosure regarding these risks under the heading "Risk Factors".*

NON-GAAP MEASURES

In this MD&A the Trust uses the term "Distributable Cash" to refer to the amount of cash that is expected to be available for distributions to the unitholders; the term "EBITDA" to refer to earnings before interest expenses net of interest income, gain on disposal of assets, amortization of property and equipment and amortization of intangible assets; the term "Adjusted EBITDA" to refer to earnings before management bonuses, before interest expenses net of interest income, gain on disposal of assets, amortization of property and equipment and amortization of intangible assets; the term "EBITDA Margin" to refer to a fraction, the numerator of which is EBITDA and the denominator of which is Revenue; the term "Adjusted EBITDA Margin" to refer to a fraction, the numerator of which is Adjusted EBITDA and the denominator of which is Revenue; the term "Cash Flow From Operations Before Changes in Non-Cash Working Capital" to refer to cash provided by operating activities before changes to accounts receivable, prepaid expenses, inventory and accounts payable and accrued liabilities; the term "Distributions Per Unit" to refer to a fraction, the numerator of which is distributions paid or accrued to unitholders and the denominator of which is the number of trust units issued; the term "Net Debt" to refer to the sum of total obligations under capital leases and revolving equipment loans, less cash and cash equivalents; the term "Cash Flow From Operations Before Changes in Non-Cash Working Capital Per Unit" to refer to a fraction of which the numerator is Cash Flow From Operations Before Changes in Non-Cash Working Capital and the denominator is the number of trust units issued; the term "Cash Flow From Operating Activities Per Unit" to refer to a fraction of which the numerator is cash provided by operating activities and the denominator is the number of trust units issued and the term "Payout Ratio" to refer to a fraction of which the numerator is distributions paid or accrued to unitholders and the denominator is Distributable Cash. The terms Distributable Cash, EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Cash Flow From Operations Before Changes in Non-Cash Working Capital, Distributions per Unit, Net Debt, Cash Flow From Operating Activities Per Unit and Payout Ratio are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP and therefore may not be comparable to performance measures presented by others.

Readers are cautioned that "Distributable Cash", "EBITDA", "Adjusted EBITDA", "EBITDA Margin", "Adjusted EBITDA Margin", "Cash Flow From Operations Before Changes in Non-Cash Working Capital" "Distributions per Unit", "Net Debt", "Cash Flow From Operations Before Changes in Non-Cash Working Capital Per Unit", "Cash Flow From Operating Activities Per Unit" and "Payout Ratio" should not be considered as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

Management views Distributable Cash as an operating performance measure, as it is a measure generally used by Canadian income funds as an indicator of financial performance. As the Trust will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described in the following MD&A) and since EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Cash Flow From Operations Before Changes in Non-Cash Working Capital, Distributions per Unit, Net Debt, Cash Flow From Operations Before Changes in Non-Cash Working Capital Per Unit, Cash Flow From Operating Activities Per Unit and Payout Ratio as respectively defined above are metrics used by many investors to compare issuers on the basis of their ability to generate cash from operations, management believes that, in addition to net earnings, EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin are useful supplemental measures from which to make adjustments to determine distributable cash. The estimate of Distributable Cash has been prepared using assumptions which management believes are reasonable and supportable, all of which reflect the Trust's planned course of action given management's judgment about the most probable set of economic conditions.

DESCRIPTION OF BUSINESS

Petrowest is an unincorporated, open-ended, limited purpose, mutual fund trust established under the laws of Alberta. Effective September 7, 2006, Petrowest completed the acquisition of each of, and now carries on the business of each of, the "Acquired Companies" defined below, all of which are involved in pre-drilling and post-completion energy services, construction and hauling and are based in the Grande Prairie area of northern Alberta. Petrowest continues to do business under the trade operating names of Gordon Bros. Construction, Roy Larson Construction, Wales Contractors, D&D Well Services, Murtron Hauling, R. Bee Crushing, S.O.S. Oilfield Safety and Nu-Northern Tractor Rentals. The ongoing operations have been segregated into four limited partnerships and the assets and operations of the Acquired Companies are maintained within those partnerships as follows:

Petrowest Construction LP ("Construction")	
	Roy Larson Construction Ltd. ("Roy Larson Construction")
	Gordon Bros. Construction Ltd. and 332691 Alberta Ltd. ("Gordon Bros. Construction")
	310423 Alberta Ltd. operating as Wales Contracting Ltd. ("Wales Contracting")
Petrowest Transportation LP ("Transportation")	
	404434 Alberta Corporation, 756171 Alberta Corp. and 756169 Alberta Corp. ("D&D Well Services")
	Murtron Hauling Ltd. and 815431 Alberta Ltd. ("Murtron Hauling")
Petrowest Civil Services LP ("Civil")	
	R. Bee Crushing Ltd., Bernet Venture Ltd. and Dal Finn Holdings Ltd. ("R. Bee Crushing")
	Safetymaster Rentals Corp. ("SOS Oilfield Safety")
Petrowest Rental Services LP ("Rentals")	
	Northern Tractor Sales and Rental Co. Ltd. and Fitzpatrick Co. Ltd.
	Neuwest Equipment Rentals Inc.

(collectively, the "Acquired Companies")

Petrowest Construction LP

Petrowest Construction LP operates under the trade names of the original companies, "Gordon Bros. Construction", "Roy Larson Construction", and "Wales Contractors" and specializes in the construction of oil and gas lease well site pads, road construction, remediation of oil and gas well sites, and civil infrastructure work for non oil and gas clients. Petrowest Construction LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors, graders, and scrapers as well as other ancillary support equipment.

Petrowest Transportation LP

Petrowest Transportation LP operates under the trade names of the original companies, "D&D Well Services" and "Murtron Hauling" and specializes in the transportation of oil and gas drilling rigs, well site equipment and heavy equipment as well as specialty hauling services including log loading and hauling and gravel loading and hauling. The Transportation LP operates a fleet of heavy transport trucks, trailers, jeeps, boosters, and log and gravel loading equipment as well as other ancillary support equipment.

Petrowest Civil Services LP

Petrowest Civil Services LP operates under the trade names of the original companies, "R. Bee Crushing", and "S.O.S. Oilfield Safety". The Civil Services LP specializes in mobile aggregate rock crushing and sand screening for gravel supply operations throughout Alberta and British Columbia operating a fleet of cone and jaw crusher units, conveyor and sand stacker units, loaders, dozers, tracked hoe excavators and articulated rock trucks. The Civil Services LP also provides safety services including safety supervision and rental of safety air units and wash units provide for safety support during oil and gas drilling operations and plant turnarounds.

Petrowest Rental Services LP

Petrowest Rental Services LP operates under the new trade name of "Nu-Northern Tractor Rentals" and specializes in heavy equipment rentals to oil and gas companies, oil sand clients, and independent contractors working in the oil and gas, mining, logging, pulp and paper and civil construction industries. The Rental Services LP operates a fleet of heavy equipment including dozers, tracked hoe excavators, articulated rock haulers, compactors and side-boom pipelayers.

BUSINESS FUNDAMENTALS

Oil and Gas

Conventional Oil and Gas

Petrowest's results are directly impacted by the overall health of the Alberta oil and gas industry. Approximately 65% of the Trust's total revenue is tied to the support of oil and gas exploration and development activities.

The Trust's operations are primarily in the deep drilling market regions of the Western Canadian Sedimentary Basin ("WCSB") with operations in northern Alberta and northeastern British Columbia. The WCSB is one of the largest oil and gas producing regions in North America. Much of the terrain in the WCSB is considered rugged, resulting in access issues due to dense bush, muskeg, bedrock and mountainous terrain all of which are complicated by the weather in the region. Historically this region has been less impacted by cyclical swings in market prices due to the longer lead times in access, drilling and completion of planned wells. Oil and gas producer companies have generally taken a longer term view of project work in the area with consistent growth in drilling activity. The Canadian Association of Oilwell Drilling Contractors has estimated that the annual wells drilled in the WCSB have increased from 10,600 wells in 1999 to an estimated 22,100 wells in 2006.

Weather also has a direct impact on the operations of Petrowest. Oil and gas drilling activity is generally stronger November through March as frozen ground conditions allow for the exploration in areas with muskeg conditions. Wet weather in the spring and early summer months hinder the activity. As frost comes out of the ground, road conditions deteriorate and municipalities impose temporary weight restrictions on road surfaces ("road bans"), thus placing restriction on access and trucking operations. Operations normally gain strength in late June and continue through to the end of summer and fall. A short slowdown normally exists in late fall until freezing conditions allow for winter work activity to recommence. Therefore, a longer, colder winter and drier spring and summer would generally enhance operational results.

Extreme cold and heavy snow fall in mid to late Q4 resulted in extra down days negatively impacting the operational performance in Q4.

The softening of North American gas prices and decline in world oil prices have resulted in industry activity slow downs. While the impact has been less severe in the northern region of the WCSB than in coal bed methane or shallow gas plays in southern Alberta, the Trust did experience demand declines late in Q4. Lower activity is predicted to continue until Q3 and Q4 of 2007. The long term outlook into 2008 and beyond appears positive.

The Trust is focused on the pre-drilling and post-completion phases of work associated with drilling. In comparison to companies tied directly to drilling or down hole completion work, it is advantageously positioned during lower levels of drilling activity. The Trust's operations and work specialty is the pre-drilling and post-completion phases of the well drilling cycle. During times of lower drilling activity, a portion of the Trust's equipment has typically been utilized to remediate dry and abandoned oil and gas well sites. Management of the Trust views this work capability as a counter cyclical buffer to downturns in oil and gas exploration activities. The WCSB is a maturing basin with over 184,000 producing wells at December 31, 2005 with annual decline rates in the 10%-12% per year range in the absence of new drilling. This is expected to result in higher demands in future years for remediation service work.

Oil Sand Operations

In 2005 Alberta's oil sands were the source of about 58% of the province's total crude oil and equivalent production and about 39% of all crude oil and equivalent produced in Canada. According to the Canadian Association of Petroleum Producers (CAPP), in 2005 industry investment in Alberta's oil sands totaled approximately $10 billion. Annual oil sands production is growing steadily as the industry matures. Output of marketable oil sands production increased to 966,000 barrels per day (bbl/d) in 2005. With anticipated growth, this level of production could reach 3 million barrels per day by 2020 and possibly even 5 million barrels per day by 2030. It is expected that $100 billion will be invested over the next 10 years on oil sand projects.

Within Alberta there are three recognized oil sand areas, the largest, the Athabasca Oil Sands is a huge deposit containing an estimated 1.3 trillion barrels of oil. The Cold Lake area also has sizable oil sand deposits estimated at 200 billion barrels. The Peace Oil Sands is a resource containing an estimated 155 billion barrels of oil. Based on today's technology it is estimated that only 12% of this resource is recoverable. However, the longevity of the oil sands project is not in question. It took the Shell Insitu plant (north-east of Peace River) over 25 years to produce 50 million barrels.

The Trust is geographically positioned in Grande Prairie on the western edge of the Peace Oil Sands projects. The Trust currently provides trucking, equipment rental, and lease and road building construction to clients operating in the Peace Oil Sands. These projects are in an infancy stage relative to the Athabasca Oil Sand projects and the Trust is working to establish relationships with the major operators in this area.

In addition, the Trust currently provides services to clients and producers operating in the Athabasca Oil Sands markets with respect to gravel and aggregate crushing and equipment rentals in the Fort McMurray area. Planned future investment and development by producer companies in both Fort McMurray and Peace River are expected to continue to grow rapidly over the next five years.

Other Services

The Trust performs services for clients not tied to oil and gas. These services included gravel and aggregate crushing, gravel loading/hauling and placing, log loading and hauling, equipment hauling, lease road building and maintenance for municipal, county and commercial and residential projects and equipment rental to commercial, logging and mining operations. Approximately 35% of the Trust's revenue is currently derived from work provided to these sectors. Management is currently pursuing bids or negotiations on work tied to a number of these planned projects and is optimistic that the Trust will be successful in future participation on many of the projects.

Logging Operations

Based on 2005 Alberta government statistics, forests cover more than 60% of Alberta's total land base, equal to approximately 94 million acres or almost 147,000 square miles. Of this land base, 87% is on public lands and managed for sustainable development with over 75 million seedlings planted every year to sustain the forests. Alberta's forestry industry, in total, generates approximately $3.8 billion in revenues with growth expectations of approximately 0.4% annually from 2005 to 2010. As at December 31, 2006 there were approximately 5 major forestry related projects proposed or underway in the Peace River region, the Trust's primary operation area. These projects totaled approximately $490 million dollars of which approximately 90% of the project values are being undertaken by clients the Trust currently works for.

Infrastructure, Power Generation, Institutional, Residential, and Commercial Construction:

As of December 2006, according to statistics released by the Alberta government, there are approximately 135 major projects proposed or underway in the Peace River Region. The value of these projects is approximately $1.19 billion, although it is reasonable to expect that not all proposed projects will proceed. A large number of these projects will requires services the Trust is able to provide including gravel crushing and supply, gravel hauling and road and site construction.

ACQUISITIONS

The Trust was formed by a deed of trust dated July 6, 2006. Pursuant to a prospectus dated August 28, 2006 the Trust issued units and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies ("the Acquisitions"). The estimated purchase price of the Acquired Companies, calculated as the base purchase price plus working capital less debt was $230,934,992, subject to post closing adjustments for actual working capital and debt. The purchase price was funded by payment of $103,284,052 in cash and the issuance of units by the Trust for proceeds of $127,650,940. In conjunction with the acquisitions, all debt and capital lease obligations were repaid by Petrowest through the use of proceeds from the offering.

The Acquisitions have been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. The purchase price valuations have been finalized subsequent to year end for all companies except for Northern Tractor Sales and Rentals Co. Ltd. and Fitzpatrick Co. Ltd. (collectively, "Northern Tractor"). The financial statements reflect the settled valuations for all companies with the exception of Northern Tractor. The final purchase price of Northern Tractor has been recorded based on management's best estimates, and is subject to change. A preliminary allocation of the consideration is as follows:

Net assets acquired	$000's
Cash acquired on acquisition	6,115
Accounts receivable	37,648
Prepaid expenses	680
Inventories	4,158
Accounts payable and accrued liabilities	(27,376)
Income taxes payable	(215)
Property and equipment	82,699
Intangibles	56,223
Goodwill	98,068
Total	258,000
Consideration given for value of shares and shareholder loans of acquired companies	
Net cash to vendors	103,284
Cash repayment of working capital adjustments	(2,055)
Purchase price adjustment	6,422
Retirement of long-term debt and capital lease obligations	22,698
	130,349
Trust Units (12,765,094 units issued)	127,651
Total	258,000

Net working capital acquired includes cash, accounts receivable, inventory, prepaid expenses, income taxes recoverable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable. The purchase price was affected by the changes in working capital, shareholder loans and long-term debt from the date specified in the purchase and sale agreement to the date of closing. Changes in the balances for these items as the Trust realized on the value of working capital assets has affected the net consideration paid by the Trust to the owners which is estimated to be $4,366,236.

There is currently a dispute with Northern Tractor associated with the valuation of certain working capital items and the valuation of redundant assets retained by the vendor. The total disputed amount is $3,694,038. Arbitration of these amounts is expected to occur prior to the end of the third quarter of 2007 and adjustments required to the purchase price, if any, may be material.

On December 7, 2006 the Trust, in a secondary transaction, acquired specific equipment assets from two of the former vendors. These assets were acquired at estimated fair market value for a total of $13,194,116. The assets acquired included an addition to the fleet in the Rentals segment of 30 additional pieces of heavy equipment adding approximately 50% to that segment's capacity and the addition of 5 pieces of heavy equipment and 2 separate camp units with accommodations for up to 28 men, to the Construction segment.

SUMMARY OF RESULTS

The Trust was created pursuant to a deed of trust on July 6, 2006 and the financial reporting is effective from this date. Pursuant to a prospectus dated August 28, 2006, Petrowest issued units of the Trust and used the proceeds, through its subsidiaries, to acquire 100% of the outstanding shares of the Acquired Companies. These transactions closed and Petrowest commenced trading on the Toronto Stock Exchange on September 7, 2006, the day of commencement of commercial operations of the Trust. Accordingly, the fourth quarter of fiscal 2006 has no comparative figures for the same period in the previous year, as the Trust was not yet created.

$000s *except per unit amounts, margins and ratios*	**For the period ended December 31, 2006**
Revenue by segment	
Construction	13,609
Transportation	15,680
Civil	13,821
Rentals	3,626
Total Revenue	46,736
Operating expenses by segment	
Construction	9,806
Transportation	12,404
Civil	9,042
Rentals	1,590
Total operating expenses	32,842
Administrative Expenses	1,798
EBITDA*(1)*	**12,096**
Amortization of property and equipment	5,824
Amortization of intangible assets	2,785
Interest - net	186
Gain on disposal of assets	(78)
Net earnings	**3,379**
Net earnings per unit basic and diluted	$ 0.12

Notes *(1) The term EBITDA is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have standardized meanings prescribed by GAAP.*

REVENUE

Consolidated revenue for the period ended December 31, 2006 was $46,735,994. This represents operations of approximately four months. Each segment contributed to revenue as follows: Construction: 29.1%, Transportation: 33.5%, Civil: 29.6% and Rentals: 7.8%. Q4 started out well, however cold weather and extensive snowfall slowed all segments down. The Trust started to feel the impact of softening drilling activity late in November and December in all segments.



Consolidated Revenue by Segment
8%
29%
30%
33%
Construction
Transportation
Civil
Rentals

The Construction segment accounted for $13,609,355 or 29% of the Trust's total revenue. This is down from the 38% share of the Trust's total revenue described in the Trust's prospectus for the year ended December 31, 2005. The decline is largely as a result of the large gains posted by the gravel crushing operations in the Civil segment. 11 new pieces of heavy equipment or approximately 10% additional capacity was added to the Construction segment in the period.

The Transportation segment accounted for $15,680,066 or 33% of the Trust's total revenue. This is equal to the percentage share of the Trust's total revenue described in the Trust's prospectus for the year ended December 31, 2005. The share of the Trust's revenue was maintained by the addition of 18 mobile transport units or a 20% capacity increase that allowed this segment to reduce its dependence on third party subcontract trucking to meet client demand.

The Civil segment accounted for $13,821,217 or 30% of the Trust's total revenue. This is up from the 22% share of the Trust's total revenue described in the Trust's prospectus for the year ended December 31, 2005. The gravel crushing operations of the civil segment have been running at close to 100% capacity for the period since acquisition and the Trust has added 20% throughput capacity by upgrading the size of the crushing cones. Gravel crushing operations have current contracts extending out into 2008 totaling more than $45 million. Safety operations within this segment were also complimented with the addition of 15 additional air trailer units.

The Rentals segment accounted for $3,625,356 or 8% of the Trust's total revenue. This is up from the 7% share of the Trust's total revenue described in the Trust's prospectus for the year ended December 31, 2005. The increase is largely due to the more than 50% increase in capacity by the addition of 35 new pieces of equipment.

Capacity increases in all segments were financed by a combination of debt and operating leases.

INTER SEGMENT REVENUES

Eliminated from the financial statements is $1,866,198 of inter segment sales and the offsetting costs at the same value. These inter segment sales relate to the market value of activity between the various segments of the Trust, including the Transportation segment hauling equipment on behalf of the Construction and Civil segments, the Rentals segment supplying equipment to the Civil segment and other cross utilization of manpower and equipment. At an average EBITDA margin of 25.9% this translates to approximately $483,000 in additional earnings retained in the Trust that would have been paid out to third party subcontractors. These operational synergy benefits have been obtained despite a general slowdown in the industry and only four months of operations. Management expects that additional synergies can be obtained as operational integration continues.

OPERATING EXPENSES AND GENERAL AND ADMINISTRATIVE

Operating expenses on a consolidated basis for the period ended December 31, 2006 were $32,841,841 or 70.3% of revenue. General and administrative expenses for the period ended December 31, 2006 were $1,798,845. This equates to 3.85% of revenue.

In the Trust's prospectus for the year ended December 31, 2005 general and administrative could not be separated from operating costs as the individual operating companies did not account for them separately. The combined costs of operating and general and administrative expenses for the year ended December 31, 2005 in the Trust's prospectus was 67.8%. This compares to a combined cost of operating and general and administrative costs for the period ended December 31, 2006 of $34,640,687 or 74.1% of revenue.

Operating and general and administrative costs have increased in the period by 6.3%. As a percentage of revenue this translated to approximately $2.95 million in additional costs in the period. The balance of the cost increases have been as result of three main factors. First, the adverse weather delayed activities and reduced productivity. Secondly, the general slowdown in activity has impacted overall margins.

Thirdly, there has been a negative impact on operating margins caused by the additional capacity added to the various segments in light of the slowdown. The portion of equipment additions financed by operating leases, show up as additional equipment rental expense and are included as additional costs in operating expenses.

Also included in the additional costs are startup and integration costs associated with the conversion of nine formerly privately owned companies to a public entity and the associated public company costs. This impacts almost all expense categories with increases in short term labor and contract labor, to increases in office, communications and advertising expenses. These costs have been incurred upfront in the short timeframe of the current reporting period, and the benefits will be realized over the course of the full year and, in some instances, future years.

On a per segment basis compared to the Trust prospectus for the year ended December 31, 2005, and allocating corporate costs to the various segments proportionate to total revenues, the following is the results by segment:

The Construction segment costs increased to 75% of revenue from 71.6% in the prospectus. In addition to the three main impacts described above, the fall season is generally a time for this segment to perform pre-winter maintenance in anticipation of the winter months' activities, including corking of tracked equipment.

The Transportation segment was hardest hit by weather and industry slowdowns on the rig moving side. The sporadic activity levels made it extremely difficult to control labor costs. To maintain the skilled drivers needed, they need to be compensated even when weather prohibited billing their time. As such, costs in the Transportation segment increased to 84.8% of revenue from 69% in the prospectus. Added capacity prior to the slowdown also impacted this segment hard due to the higher portion of operating lease financing in this segment.

The Civil segment remained almost the same with costs increasing to 67.6% of revenue from 67.5%. Volume throughput increases offset cost increases as a result of winter work conditions.

The Rental segment costs increased to 49.5% of revenue from 43.6% in the prospectus. A slowdown in December as a result of general Christmas shutdowns by clients and the impact of additional operating leases contributed to the cost increase.

EBITDA

EBITDA for the period ended December 31, 2006 was $12,095,306.[1] This represents an EBITDA margin of 25.9%.[2]

[1] EBITDA is calculated as net earnings of $3,378,702 plus interest expense of $272,775 less interest income of $87,431, less gain on disposal of assets of $78,197 plus amortization of property and equipment and amortization of intangible assets of $8,609,457.
[2] EBITDA Margin is a fraction of which EBITDA of $12,095,306 is the numerator and revenue of $46,735,994 is the denominator.

AMORTIZATION OF PROPERTY AND EQUIPMENT

The Trust began providing amortization on its property and equipment assets from the date of acquisition of the Acquired Companies. Amortization for the period ending December 31, 2006 was $5,824,359. Amortization is applied to reduce the value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually or on an actual usage basis. Management assesses the carrying amount of property and equipment assets for impairment and, if impairment is determined, a writedown to the asset's fair value is recognized during the period.

AMORTIZATION OF INTANGIBLE ASSETS

Intangible assets, consisting of acquired customer relationships, brand and trade names, and non-competition agreements are recorded at cost and amortized over their useful lives, which is estimated to be between 5 and 10 years. Intangible assets are regularly evaluated by comparing their applicable estimated future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

INTEREST

Interest expense reflects carrying costs of debt held in the Acquired Companies from date of closing to payout by the Trust including interest and penalties associated with early retirement on lease obligations, interest on capital lease obligations and interest on the revolving equipment loan.

INCOME TAXES

On October 31, 2006, the Minister of Finance (Canada) announced income tax proposals which, if enacted, would modify the taxation of certain flowthrough entities including mutual fund trusts and their unitholders (the "October 31 Proposals"). The October 31 Proposals will apply to a specified investment flowthrough ("SIFT") trust and will apply a tax at the trust level on distributions of certain income from such SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the Trust unitholders.

On December 21, 2006, the Department of Finance (Canada) released draft legislation to implement the October 31 Proposals discussed above. The draft legislation appears to be generally consistent with details included in the October 31 announcement.

It is expected that Petrowest will be characterized as a SIFT trust and as a result would be subject to the October 31 Proposals. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion, it is expected that Petrowest will not be subject to the October 31 Proposals until January 1, 2011.

Under the existing provisions of the Income Tax Act, Petrowest can generally deduct, in computing its income for a taxation year, any amount of income that it distributes to unitholders in the year and, on that basis, Petrowest is generally not liable for any material amount of tax.

Pursuant to the October 31 Proposals, commencing January 1, 2011, (subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion), Petrowest will not be able to deduct certain of its distributed income (referred to as specified income). Petrowest will become subject to a distribution tax on this specified income at a special rate estimated to be 31.5%.

Petrowest may lose the benefit of the four year grandfathering period if Petrowest exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Petrowest's market capitalization of $248.9 million on October 31, 2006 as follows: 40 percent for the period November 1, 2006 to December 31, 2007, 20 percent for each of 2008, 2009 and 2010. Unused portions may be carried forward until December 31, 2010.

Pursuant to the draft legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital.

If the October 31 Proposals are implemented, it is expected that the imposition of tax at the Petrowest Trust level under the October 31 Proposals will materially reduce the amount of cash available for distributions to unitholders.

NET INCOME

Net income for the period ended December 31, 2006 was $3,378,702. This represents earnings per unit of $0.12, basic and fully diluted.

RECONCILIATION OF NET EARNINGS TO EBITDA AND DISTRIBUTABLE CASH

Management views distributable cash as an operating performance measure, as it is a measure generally used by Canadian income funds as an indicator of financial performance. As the Trust will distribute substantially all of its cash on an ongoing basis (after providing for certain amounts described below) and since EBITDA (as defined in "Non-GAAP Measures") are metrics used by many investors to compare issuers on the basis of their ability to generate cash from operations, management believes that, in addition to net earnings, EBITDA is a useful supplemental measure from which to make adjustments to determine distributable cash. The estimate of distributable cash has been prepared using assumptions which management believes are reasonable and supportable, all of which reflect the Partnerships planned course of action given management's judgment about the most probable set of economic conditions.

$000s	For the period ended December 31, 2006
Net Earnings	3,379
Interest	273
Amortization of property and equipment	5,824
Amortization of intangibles	2,785
Interest income	(87)
(Gain) on disposal of property and equipment	(78)
EBITDA	12,096
Unit based compensation	358
Interest	(273)
Maintenance capital expenditures reserve (1)	(500)
Distributable Cash	11,681

RECONCILIATION OF CASH FLOW FROM OPERATIONS TO DISTRIBUTABLE CASH

$000s	For the period ended December 31, 2006
Cash flow from operations	3,990
Changes in non-cash working capital items	8,278
	12,268
Interest income	(87)
Maintenance capital expenditures reserve (1)	(500)
Distributable Cash	**11,681**
Combined total distributions paid or payable	**10,650**
Payout ratio(2) – combined unitholders	**91.2%**

(1) *The Trust charges to expense all regular ongoing maintenance expense. "Maintenance capital expenditures" is defined as the amount incurred or reserved during the period to conduct infrequent overhauls of equipment. The amount will fluctuate from period to period.*

(2) *Payout ratio is a fraction of which distributions paid or payable of $10,650,380 is the numerator and distributable cash of $11,680,515 is the denominator.*

SUSTAINABLE CASH FLOWS

In the calculation of distributable cash management has allowed for a current reserve for additional sustaining capital of $500,000 for the four months ended to December 31, 2006. Management believes that the approximately $18 million in capital expenditures incurred in the period for the replacement of older equipment and increase in capacity, provide the Trust with the capacity to sustain operations into 2008 without the need for any significant additional sustaining capital expenditures. The reserve is being provided for based on that fact that, though less likely, even relatively new equipment can require a major overhaul.

Further, growth expansion expenditures to the end of 2007 have been largely completed as well. The recent softening of demand in the oil and gas services sector has resulted in a delay of expansion plans as they relate to new capital additions. The majority of initially planned equipment acquisitions for 2007 have been delayed in all segments except in the gravel crushing operations of the Civil segment. This operation has secured contracts out to 2008 and requires additional capacity to fulfill these contracts.

Cash provided from operations

Excluding the effects of changes in non-cash working capital items, cash flow from operations for the period ended December 31, 2006 was $12,267,946.

The Trust believes that cash provided from operations combined with its strategy of financing certain capital asset acquisitions, (specifically those assets with shorter economic lives) with short term operating leases will sustain liquidity, minimize maintenance capital expenditure costs, sustain distributions, provide capital for growth and ensure productive capacity can be maintained.

Cash provided from financing activities

Cash from financing activities in the net amount of $129,627,957 were provided from the initial public offering and subscription of subordinated trust units. Costs of the initial public offering were $11,982,043.

Cash was also provided by the drawdown of the Trust's operating line of credit in the amount of $15,000,000. These funds were used for the purchase of equipment.

Cash provided from investing activities

Investment activities consisted of the acquisition of the Acquired Companies and associated transfer of assets on closing, the retirement of the Acquired Companies' debts and the purchase of new assets for use in the Trust.

PAYOUT RATIO

Petrowest's payout ratio for the period December 31, 2006 was 91.2%. In addition to the general softening of the energy services market and the decline in our activity levels caused thereby, our payout ratio for the period ended December 31, 2006 was affected by inclement weather that adversely affected activities and non-recurring expenses relating to integration and start-up. In spite of this, Petrowest closes the 2006 year in a very strong financial position, capacity increase in all business segments and low anticipated 2007 maintenance capex requirements.

ACCRUED DISTRIBUTIONS

Distributions paid to year end by the Trust to unitholders are as follows:

- To unitholders of record on October 31, 2006 and paid November 15, 2006 in the amount of $0.17667 per Trust unit.
- To unitholders of record on November 30, 2006 and paid December 15, 2006 in the amount of $0.10 per Trust unit

In addition the Trust has accrued distributions to Trust unitholders in the amount of $0.10 per trust unit to unitholders of record as at December 31, 2006 in the amount of $2,676,509. This distribution was paid on January 15, 2007. Also accrued was $568,772 payable to Subordinated unitholders from September 7, 2006 to December 31, 2006 in the cumulative amount of $0.37667.

Future distributions and the actual payout ratio will be at the discretion of the Board of Directors of Petrowest Energy Services General Partner Ltd. and may vary depending on the current and anticipated level of activity in the energy services industry as well as the operational performance of the various partnerships.

PROPERTY AND EQUIPMENT EXPENDITURES

Property and equipment assets recorded on the acquisition of the Acquired Companies have been recorded at the estimated fair market value of the assets at the date of acquisition. The principal assets acquired as at the date of the acquisition includes a large fleet of heavy equipment including, dozers, tracked hoe excavators, loaders, graders, scrapers, articulated rock trucks, gravel crushing equipment, and heavy haul trucks and trailers.

Property and equipment asset acquisitions incurred after the acquisition of the Acquired Companies are recorded at cost. The Trust added more than 10% capacity in the Construction segment with 11 new pieces of equipment, 20% to Transportation with 18 mobile transport units, 20% throughput increases to the gravel crushing operations of the Civil segment and more than 50% to Rentals with 35 new pieces of equipment added. The acquisition of the additional capacity has been funded by a combination of debt and operating leases.

CONTRACTUAL OBLIGATIONS – PAYMENTS DUE BY PERIOD

	As at December 31, 2006				
$000s	**< 1 year**	**1 - 3 Years**	**4 - 6 Years**	**Thereafter**	**Total**
Bank Indebtedness[1]	-	15,000	-	-	15,000
Obligations under Capital leases[2]	87	169	-	-	256
Operating Leases on Equipment [3]	7,691	12,573	1,015	Nil	21,279
Operating Leases on Offices, Shop and yards [3]	1,588	4,619	1,515	Nil	7,722
TOTAL	9,366	32,361	2,530	Nil	44,257

Notes

1. *Bank Indebtedness is described under Note 8 to the December 31, 2006 Consolidated Financial Statements.*
2. *Obligations under Capital leases is described under Note 9 to the December 31, 2006 Consolidated Financial Statements.*
3. *Operating lease obligations are described under Note 10 to the December 31, 2006 Consolidated Financial Statements.*

LIQUIDITY

Working Capital

$000s	As at December 31 2006
Cash	9,312
Accounts receivable	38,498
Prepaid expenses and deposits	1,517
Inventory	3,454
Accounts payable and accrued liabilities	(20,296)
Distributions payable	(3,245)
Purchase price adjustment	(6,422)
Current portion of obligations under capital leases	(87)
Working capital	22,731

Working capital at December 31, 2006 was $22,730,672.This represents a working capital ratio of 1.76 :1.

Working capital acquired from the Acquisitions was approximately $21 million. In the four months of operations there has been an increase of approximately $1.7 million in working capital balances. Management anticipates that working capital requirements over the balance of 2007 are sustainable from operations and net working capital will remain reasonably consistent.

Purchase price adjustment

The Acquisitions have been accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their estimates of fair value. The purchase price valuations have been finalized subsequent to year end for all companies except for Northern Tractor Sales and Rentals Co. Ltd. and Fitzpatrick Co. Ltd. (collectively, "Northern Tractor"). The financial statements reflect the settled valuations for all companies with the exception of Northern Tractor. The final purchase price of Northern Tractor has been recorded based on management's best estimates, and is subject to change.

The accrued purchase price adjustment relates to net working capital acquired on the Acquisitions and includes cash, accounts receivable, inventory, prepaid expenses, income taxes recoverable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable. The purchase price was affected by the changes in working capital, shareholder loans and long-term debt from the date specified in the purchase and sale agreement to the date of closing. Changes in the balances for these items as the Trust realized on the value of working capital assets, has affected the net consideration paid by the Trust to the owners which is estimated to be $4,366,236. As the Trust realizes on the settlement of the various assets acquired this accrual is subject to change.

There is currently a dispute with Northern Tractor associated with the valuation of certain working capital items and the valuation of redundant assets retained by the vendor. The total disputed amount is $3,694,038. Arbitration of these amounts is expected to occur prior to the end of the third quarter of 2007 and adjustments required, if any, may be material.

BANK INDEBTEDNESS

The Trust has a $60 million operating line of credit facility available for growth capital, acquisition and working needs. Loan security is provided by a first charge debenture, a general security agreement and a general assignment of book debts. No principal repayments are required until 90 days after the end of the term of the loan. Principle is then repayable in twelve equal quarterly installments over 36 months. Interest is payable monthly at rates between prime and prime + 1.0% depending on the Trust's debt to EBITDA ratio. Current debt levels require payment of interest at prime.

As at December 31, 2006 the Trust had drawn $15,000,000 on its credit facility for use in the acquisition of equipment. The full amount has been classified a long term as the first quarterly installment payment if requested at the end of the term in November of 2007, would not be due until February of 2008.

UNITHOLDERS' EQUITY

The Trust is authorized to issue an unlimited number of Trust Units. Prior to the conversion of the Subordinated Units, holders of Trust Units will be entitled to receive per month distributions in priority to any payments on the Subordinated Units.

The Trust is authorized to issue an unlimited number of Subordinated Units. Distributions on the Subordinated Units will be subordinated in favour of Trust Units. Distributions on the Subordinated Units will only be paid at the end of a fiscal quarter to the extent that: (i) the Trust has paid distributions per month of at least $0.10 per Trust Unit to holders of Trust Units during that quarter, and, (ii) any deficiency in such distributions to holders of Trust Units during the preceding 12 months has been satisfied.

The Trust is authorized to issue an unlimited number of Special Voting Units which are not entitled to any distributions. No Special Voting Units have been issued to date.

Issued	**Outstanding**	**$000's**
Trust Units issued for cash net of issue costs	14,000,000	128,118
Trust Units issued on acquisitions (note 4)	12,765,094	127,651
Total Units	26,765,094	255,769
Subordinated Units		
Issued for cash	1,510,000	1,510
Issued for promissory notes	-	3,020
Less: Amount issued for promissory notes	-	(3,020)
Basic and Fully Diluted	28,275,094	257,279

Trust Units were issued on closing of the initial public offering on September 7, 2006 at a price of $10.00 per unit. Trust issue costs in conjunction with the offering were $11,882,043.

Prior to the IPO, the Trust issued to various insiders an aggregate of 1,510,000 Subordinated Units at a price of $3.00 per Subordinated Unit, $4,530,000 in the aggregate to be satisfied by payment of $1.00 in cash and $2.00 by way of a three-year promissory note that may be forgiven at the option of the Trust over three years if the subscriber remains as a director, officer or employee of Petrowest.

FINANCIAL INSTRUMENTS

Fair values of financial assets and liabilities

Petrowest's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, purchase price adjustment payable, distributions payable, obligations under capital leases and bank indebtedness. The fair value of these financial instruments, with the exception of bank indebtedness and capital lease obligations, approximates their carrying values due to their relatively short term to maturity of the instruments. The fair value of the capital lease obligations is not practicably determinable. The fair value of bank indebtedness approximates carrying values as the interest rates approximate market rates.

Interest Rate Risk

Petrowest is exposed to interest rate risk which bears fixed and variable rates of interest through its capital lease obligations and bank indebtedness.

Credit Risk

Petrowest is exposed to credit risk on accounts receivables due from its customers. Management routinely assesses the financial strengths of customers and monitors exposure for credit losses.

New CICA handbook requirements in regard to financial instruments come into effect in 2007. The impact of these measures will impact disclosure of financial instruments of the Trust including loans and receivables, trading assets and liabilities, debt securities, equity securities, non-trading liabilities and non-hedging derivatives. The Trust has not yet fully completed its evaluation of the new standards, nor the impact the adoption of these pronouncements will have on the Trust's financials statements.

RELATED PARTY TRANSACTIONS

Petrowest paid rents for office space for a building owned by an executive officer of Petrowest in the amount of $58,721. Prior to period end the company exercised its option to purchase the office building for the sum of $854,393.

Petrowest paid rents for office and shop space under leases entered into with certain former vendors in the amount of $453,921. Future lease commitments associated with the transactions are included in note 13 to the financial statements.

Transactions were estimated to equal fair market value.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

Critical Accounting Estimates

As a normal part of the financial statement preparation process, management is required to make estimates and assumptions based on information available as at the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the possible disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenue and expense reported for the period.

Although estimates and assumptions must be made during the financial statement preparation process, it is management's opinion that none of the estimates or assumptions were highly uncertain at the time they were made. The most significant estimates in Petrowest's financial statements are the amortization period for property and equipment, valuation of assets in the purchase equation, assumptions used in the binomial valuation methodology and recoverability of accounts receivable.

Petrowest is made up of various subsidiaries and limited partnerships which for the purposes of these financial statements have been consolidated to reflect the operations relating to Petrowest. These financial statements are stated in Canadian dollars and have been prepared by the management of Petrowest in conformity with Canadian generally accepted accounting principles ("GAAP").

a) **Cash and cash equivalents**

Included in cash and cash equivalents are bank overdrafts.

b) **Inventory**

Inventory consists of gravel, spare equipment parts, tires, materials and supplies and is valued at the lower of cost and net realizable value with the cost being determined on a first-in, first-out basis.

c) **Property and Equipment**

Property and equipment assets recorded on the acquisition of the Acquired Companies have been recorded at the estimated fair market value of the assets at the date of acquisition. Property and equipment asset acquisitions incurred after the acquisition of the Acquired Companies are recorded at cost.

Amortization is applied to reduce the value of property and equipment to its estimated residual value over its estimated useful life on a declining balance basis annually.

Buildings, portable buildings and fencing	2%-10%
Heavy equipment	5%-25%
Vehicles	25%-35%
Trailers	5%-25%
Equipment	15%-40%
Office furniture and equipment	20%-30%
Communications, computer hardware and software	30%-60%
Equipment under capital lease	20%-67%
Leasehold improvements	Lease term

Management assesses the carrying amount of property and equipment assets for impairment when facts and circumstances indicate a potential impairment. If it is determined the estimated net recoverable amount, measured by either fair value, if applicable, or estimated by calculating the present value of expected cash flows from the asset, is less than the net carrying amount, a write-down to the asset's fair value is recognized during the period.

d) **Equipment under construction**

Certain rig up and modifications are required to capital assets prior to the asset being placed in service. Amortization is recorded from the date the asset is placed in service.

e) **Goodwill**

Goodwill represents the excess of purchase price of the Acquired Companies over the fair value of net assets acquired and liabilities assumed. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in impairment. Impairment is recognized based on the fair value of the business segment compared to the book value of the business segment. If the fair value of the business segment is less than the book value, impairment is measured by allocating the fair value of the segment to the identifiable assets and liabilities as if the Trust has been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the segment over the amounts assigned to the identifiable assets and liabilities is the implied value of the goodwill. Any excess of the book value of goodwill over the implied value of goodwill is the impairment amount. Impairment is charged to earnings and is not tax affected, in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

f) **Intangible assets**

Intangible assets, consisting of acquired customer relationships, brand and trade names and non-competition agreements are recorded at cost and amortized over their useful lives on a straight line basis, which is estimated to be between 5 and 10 years. Intangible assets are regularly evaluated by comparing their applicable estimated present value of future net cash flows to the unamortized net book value of the intangible asset. Any impairment would be charged to income in that period.

g) **Revenue recognition**

Petrowest's services are generally sold based upon contractual agreements or purchase orders with the customer that include fixed or determinable prices. Revenue in each of the Trust's operating segments is recognized when services are rendered or over the rental period and when collection can be reasonably assured.

h) **Use of estimates**

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, stock based compensation and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. These estimates are reviewed periodically and as adjustments become necessary they are reported in earnings in the period in which they become known. Such estimates including providing initial valuation of assets on the acquisition of the Acquired Companies, amortization of property and equipment and intangible assets, recoverability of accounts receivable, valuation of intangible assets and goodwill are the areas most subject to estimation. Actual results could differ from these estimates.

i) **Income taxes**

Petrowest, and its operating entities, are taxable entities under the Income Tax Act of Canada; however they are currently taxable only on income that is not distributed or distributable to the unitholders. As the Trust currently distributes all of its taxable income to the unitholders, no provision for income taxes has been made in these consolidated financial statements. Recent proposed changes to the Income Tax Act of Canada will result in a change to the status of Trust with respect to income taxes being levied on distributions.

On December 21, 2006 the Minister of Finance released for comment draft legislation concerning the taxation of certain publicly traded income trusts and partnerships with the exception of real estate investment trusts and, as a result, these entities will in effect be taxed as corporations on the amount of the non-deductible distributions. For entities such as the trust that were publicly traded on October 31, 2006, the proposed rules, if passed into law, would not apply until 2011 provided the Trust does not violate the guidelines on "normal growth" as provided by the Minister. The amount of future income taxes to be recognized at the date of substantive enactment would be based on existing temporary differences that are expected to reverse after 2011, when the new tax rules take effect. The amount of future income taxes to be recognized at the date of substantive enactment would be based on existing temporary differences that are expected to reverse after 2011, when the new tax rules take effect.

j) **Stock based compensation**

Options to purchase Trust Units granted under the Unit Option Plan are described in Note 10 of the Trust's financial statements. Unit based compensation is recognized in accordance with the fair-value based method of accounting. Compensation expense for unit options awarded under the plan is measured at estimated fair value at the grant date. This is done using a binomial valuation model and is recognized as unit-based compensation expense over the vesting period of the options granted.

k) **Per Unit amounts**

Basic per unit amounts are calculated using the weighted average number of Trust Units outstanding during the period. Diluted per unit amounts are calculated by adding potentially dilutive option units to the weighted average number of Trust Units outstanding during the period. Basic and diluted amounts are calculated using the treasury stock method. Potentially dilutive option units are only considered dilutive and added if, and to the extent that they are "in the money". Under this method, the diluted weighted average number of units is calculated assuming the proceeds for the exercise of the dilutive option units are purchased at the average market price for the period.

KEY RISKS AND UNCERTAINTIES

Volatility of Industry Conditions

The demand, pricing and terms for energy services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which Petrowest will have no control, including: the level of oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other oil and gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

The level of activity in the Canadian oil and gas exploration and production industry is volatile. No assurance can be given that expected trends in oil and gas production activities will continue or that demand for energy services will reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for services to oil and gas customers. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributions to unitholders.

Seasonality

In Canada, the level of activity in the energy services industry is influenced by seasonal weather patterns. Spring breakup during the second quarter leaves many secondary roads temporarily incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of energy services. The duration of this period will have a direct impact on the level of Petrowest's activities. Spring breakup occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia. The timing and duration of spring breakup are dependant on weather patterns but it generally occurs in April and May. Additionally, if an unseasonably warm winter prevents sufficient freezing, Petrowest may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for energy services may also be affected by the severity of the Canadian winters. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Petrowest's business, financial condition, results of operations and cash flows and therefore on the distributable income to be distributed to unitholders.

Capital Expenditures

Petrowest operates in a capital intensive business. There can be no assurance that the actual capital costs incurred by Petrowest will not be higher than anticipated. In particular, Petrowest will be subject to capital costs that it has little control over, including, but not limited to, the cost of the equipment required by Petrowest's business. Any material increase in capital costs may materially affect Petrowest's business, financial conditions, results of operations and cash flows, and therefore the distributable income to be distributed to Unitholders.

Changes in Legislation

There can be no assurance that income tax laws and other governmental programs relating to the oil and gas industry and the energy services industry, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects unitholders. Recent proposed changes to the Income Tax Act of Canada will result in a change to the status of Trust with respect to income taxes being levied on distributions after January 1, 2011.

Absence of Financial History

The Trust has only been carrying on business as a consolidated entity since September 7, 2006, the date the Acquired Companies were acquired by the Trust. As such, management has had limited time to integrate the financial controls and procedures of the Trust with the Acquired Companies. Difficulties in integrating the financial controls and procedures and deficiencies in financial and internal controls and procedures in respect of the Acquired Companies may have a negative effect on the Trust and its operations.

Additional risks are detailed in the Trust's prospectus dated August 28, 2006 which is available in electronic form at www.sedar.com and will be detailed in the Trust's Annual Information Form which will be available in electronic form at www.sedar.com after March 31, 2007.

FINANCIAL DISCLOSURES

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of Petrowest's disclosure controls and procedures for the period ending December 31, 2006. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Petrowest's established review process and disclosure controls are designed to ensure that all required information, reports and filings required under Canadian securities legislation are properly submitted and recorded in accordance with those requirements over financial reporting as of December 31, 2006 pursuant to the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators.

In the course of less than four months, Petrowest has integrated nine private companies and completed the data conversion of the existing accounting systems within the Acquired companies to a common accounting system platform. All nine entities were live on the new accounting platform as at January 1, 2007.

As part of the Trust's transition from nine owner managed control environments that existed in the Acquired Companies to an acceptable public company control environment, the Trust engaged third party consultants to assist with the design, documentation and testing of original internal control systems, new proposed improvements, interim measures during the conversion and planned implementation on completion of the conversion. By their nature certain planned controls, or controls that would exist on completion of the data conversion, could not be tested because they were not fully operational at the time of testing.

In light of management's review, and the results of findings by third party consultants, Petrowest has concluded that as of December 31, 2006 the following weaknesses existed in the design of internal controls over financial reporting. These weaknesses should also be considered in the Trust's disclosure controls and procedures.

Entity controls

While the Board of Directors of the Trust has adopted a Whistle Blower Policy and is in the final stages of completing a Code of Conduct, only an informal distribution of both policies have been made to business unit management and certain employees. No formal plan has as yet been developed to train all existing employees and new hires on the contents of both policies.

Management and the Board of Directors have indicated their intent to have a training program for existing employees and new hire training program in place by mid 2007 including evidence of both policies on the corporate web page and in new hire packages.

Financial reporting controls

The Trust does not currently have an adequate segregation of duties within the finance function due to the relatively short time frame in bringing all the nine operational entities together since September of 2006. As a result there has been no independent review of more complex areas of accounting and certain accounting estimates prepared by the CFO.

Segregation of duties will be improved through implementing certain suggested internal control design improvements recommended from the third party consultants. To help ensure quality financial reporting, the external auditors of the Trust will be engaged to review the future interim financial statements.

Operational controls

While written procedures documentation, authorization limits, checklists, memos, verbal instructions and formal training has been given to staff and management responsible for the processes and procedures associated with billings, reconciliations, purchasing, cutoff, journal entries and the review and approvals of these transactions, there is evidence in some instances of incomplete documentation that the review and approvals have been performed. In addition, during the conversion process over the last four months, a lack of segregation of duties existed within the finance function in respected to the initiation and recording of certain non recurring journal entries.

While in these instances, management has satisfied itself that it is a lack of documentation of the control rather than lack of existence of the control itself, management intends to provide additional training with respect to the new process and continue to monitor major expenditure items.

Notwithstanding the weaknesses identified, based on the evaluation performed, the CEO and CFO concluded that the design and operation of the Trust's disclosure controls and procedures were effective as at December 31, 2006 to ensure that information required to be disclosed by the Trust in reports filed under Canadian securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian securities laws and is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian securities laws.

Further, based on the Trust's mitigating procedures, the CEO and the CFO have satisfied themselves that the weaknesses identified have not resulted in material errors in the financial statements. Management and the Board of Directors are committed to transparency and completeness of financial reporting and disclosure. The existence of the identified control weaknesses need not necessarily be interpreted as evidence of a lack of integrity, of unsound business practices or of unacceptable risks to its shareholders and other related parties.

It should be noted that while Petrowest's principal executive officer and principal financial officer believe that Petrowest's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Petrowest's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

OUTLOOK

The natural gas exploration activity slowdown that began in late 2006 and continues so far in 2007 is expected to continue until such time as natural gas storage issues are more properly defined and some measure of pricing predictability can be determined. The expert consensus seems to be that current North American economic growth will continue to fuel an increasing demand for natural gas, and the steep production declines in existing producing wells will result in a strengthening of natural gas pricing and a stabilization of natural gas storage parameters. This combined with the current relatively high prices of oil and the stability of oil drilling activity will not result in a prolonged slowdown. As such, management anticipates the start of higher levels of activity toward the end of the summer of 2007 and positive growth in exploration and development activity in 2008.

Petrowest has established a solid core base of operations acquiring some of the "best in class" companies in the Grande Prairie region. These are companies that were able to grow their businesses even in the down cycles of the past. We are committed to continue with our growth plan and believe that it can continue to be realized in spite of the current slowdown and the recent announcements by the government with respect to the operations of trusts.

Petrowest has a strong balance sheet with over $22.7 million in positive working capital, including over $9.3 million in cash balances. The Trust has less than $15.2 million in term debt against this working capital and has an additional unused available debt facility of $45 million. The Trust has added over $18 million in capital assets and increased operating capacity between 10% to 50% in each of its business segments. The additions and capacity increases will sustain operations into 2008 without the requirement for significant additional maintenance capex expenditures, and the unused term debt facility will fulfill the short term needs of growth capital and potential acquisitions.

Petrowest's management believes that its current marketing focus in remediation, infrastructure and oil sands development combined with the Trust's experienced management, additions to capacity, current growth plans, and strong financial position will allow the Trust to capitalize on opportunities and sustain current operations and returns to investors throughout the expected short-term slowdown.

ADDITIONAL CORPORATE INFORMATION

Additional information relating to the Trust including the Trust's Annual Information Form, can be found on SEDAR at www.sedar.com and on the Trust's website at www.Petro-west.com

MANAGEMENT'S REPORT TO UNITHOLDERS

MANAGEMENT'S RESPONSIBILITY TO UNITHOLDERS

The financial statements are the responsibility of the management of Petrowest Energy Services Trust. They have been prepared in accordance with generally accepted accounting principles, using management's best estimates and judgments, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management is also responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of three non-management directors. The Committee meets periodically with management and the auditors to satisfy itself that management's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

PricewaterhouseCoopers LLP have audited Petrowest Energy Services Trust's consolidated financial statements in accordance with generally accepted auditing standards and provided an independent professional opinion. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

[signed]
Kenneth N. Drysdale
President and
Chief Executive Officer

[signed]
John B. Paul
Chief Financial Officer

March 22, 2007

PETROWEST ENERGY SERVICES TRUST

Form 52-109F1 - Certification of Annual Filings

I, Kenneth N. Drysdale, President and Chief Executive Officer of Petrowest Energy Services General Partner Ltd., Administrator of Petrowest Energy Services Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Petrowest Energy Services Trust (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 22, 2007

"Kenneth N. Drysdale"

Kenneth N. Drysdale
President and Chief Executive Officer
Petrowest Energy Services General Partner Ltd.
Administrator of Petrowest Energy Services Trust

PETROWEST ENERGY SERVICES TRUST

Form 52-109F1 - Certification of Annual Filings

I, John B. Paul, Chief Financial Officer of Petrowest Energy Services General Partner Ltd., Administrator of Petrowest Energy Services Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Petrowest Energy Services Trust (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 22, 2007

"John B. Paul"

John B. Paul
Chief Financial Officer
Petrowest Energy Services General Partner Ltd.
Administrator of Petrowest Energy Services Trust

PETROWEST ENERGY SERVICES TRUST

Form 52-109F1 - Certification of Annual Filings

I, Kenneth N. Drysdale, President and Chief Executive Officer of Petrowest Energy Services General Partner Ltd., Administrator of Petrowest Energy Services Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Petrowest Energy Services Trust (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

"Kenneth N. Drysdale"

Kenneth N. Drysdale
President and Chief Executive Officer
Petrowest Energy Services General Partner Ltd.
Administrator of Petrowest Energy Services Trust

PETROWEST ENERGY SERVICES TRUST

Form 52-109F1 - Certification of Annual Filings

I, John B. Paul, Chief Financial Officer of Petrowest Energy Services General Partner Ltd., Administrator of Petrowest Energy Services Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Petrowest Energy Services Trust (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

"John B. Paul"

John B. Paul
Chief Financial Officer
Petrowest Energy Services General Partner Ltd.
Administrator of Petrowest Energy Services Trust

ANNUAL CERTIFICATE
PURSUANT TO SECTIONS 3.1 AND 3.4 OF NATIONAL POLICY 41-201

PETROWEST ENERGY SERVICES TRUST

TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission

PETROWEST ENERGY SERVICES TRUST (the "**Trust**") has undertaken that in complying with the Trust's reporting issuer obligations, it will treat **PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.** ("**Petrowest**") as a subsidiary of the Trust; provided, however, that if generally accepted accounting principles prohibit the consolidation of financial information of Petrowest and the Trust, for as long as Petrowest (including any of its significant business interests) represents a significant asset of the Trust, the Trust will provide unitholders with separate financial statements for Petrowest (including information about any of its significant business interests).

The Trust has taken appropriate measures to require each person who would be an insider of Petrowest if Petrowest were a reporting issuer (other than the Trust itself and its subsidiary entities) to (a) file insider reports about trades in trust units of the Trust (including securities which are exchangeable into trust units of the Trust) and (b) comply with statutory prohibitions against insider trading.

The Trust hereby certifies that, in respect of the year ended December 31, 2006, it has complied with the undertaking set out above.

DATED this 14th day of May 2007.

PETROWEST ENERGY SERVICES TRUST, by its Administrator, PETROWEST ENERGY SERVICES GENERAL PARTNER LTD.

Per: *"Kenneth N. Drysdale"*
KENNETH N. DRYSDALE
President and Chief Executive Officer

END